Exhibit 2(a)-4

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
Dated as of July 25, 2008
by and among
SEMPRA ENERGY,
EMS HOLDING CORP.
and
ENERGYSOUTH, INC.

i

Section 9.08 Governing Law	54
Section 9.09 Assignment	54
Section 9.10 Specific Enforcement; Consent to Jurisdiction	54
Section 9.11 Waiver of Jury Trial	55
Section 9.12 Severability	55

INDEX OF DEFINED TERMS

Page
Acquisition Agreement	35
Actions	14
Affiliate	49
Agreement	1
Antitrust Law	49
APSC	11
Benefit Plans	15
Business Day	49
Cap-X Budget	29
Cavity Agreement	18
Certificate of Merger	2
Certificates	4
Closing	1
Closing Date	2
Code	6
Common Stock	1
Company	1
Company Adverse Recommendation Change	35
Company Bylaws	9
Company Certificate	9
Company Disclosure Schedule	8
Company Recommendation	23
Company Stock Option	49
Company Stock-Based Awards	10
Company Stockholders	1
Company Stockholders’ Meeting	23
Company Subsidiaries	8
Company Trading Policies	22
Confidentiality Agreement	38
Continuing Employees	43
Contract	11
Contracted Assets	28
Credit Facility	50
Deferred Fee Plans	6
Derivative Product	50
DGCL	1
Dissenters’ Provisions	4
Dissenting Shares	4
DOJ	39
Effective Time	2
Employees	15
End Date	46
Environmental Claim	50

Page
Environmental Laws	20
Environmental Permit	50
ERISA	15
ERISA Affiliate	15
Exchange Act	11
Exchange Agent	4
Exchange Fund	4
FCC	11
Final Order	45
Financial Advisors	23
FTC	39
GAAP	13
Governmental Authority	11
Hazardous Materials	50
HSR Act	11
Intellectual Property	50
Key Personnel	51
Knowledge	51
Law	51
Laws	51
Liens	10
Marketing Matrix	29
Material Adverse Effect	51
Material Contracts	21
Merger	1
Merger Consideration	1
Merger Sub	1
Nasdaq	11
Notice Period	35
Owned Assets	17
Parent	1
Parent Material Adverse Effect	52
Pension Plans	15
Performance Share Award	52
Performance-Based Restricted Stock Unit Award	52
Permit	12
Permits	12
Permitted Liens	10
Person	52
Phantom Stock Units	6
Preferred Stock	9
Proxy Statement	23
PUHCA	12
Rabbi Trust	52
Real Property Document	17
Real Property Documents	17

v

Page
Real Property Interest	17
Real Property Interests	17
Release	52
Representatives	33
Restraints	44
Rights-of-Way	17
SEC	52
SEC Reports	13
Securities Act	11
Stock Plans	52
Stockholder Approval	23
Subsidiary	52
Superior Proposal	34
Surviving Corporation	1
Takeover Proposal	34
Tax	19
Tax Return	19
Tax Returns	19
Taxes	19
Taxing Authority	53
Termination Fee	53
Transactions	1
Uncertificated Shares	4
WARN Act	15

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 25, 2008, is entered into by and among Sempra Energy, a California corporation (“Parent”), EMS Holding Corp., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Merger Sub”), and EnergySouth, Inc., a Delaware corporation (the “Company”).
          WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall merge with and into the Company (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) shall be converted into the right to receive $61.50 in cash (the “Merger Consideration”), except for (i) shares of Common Stock held by holders who comply with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) regarding the right of stockholders to dissent from the Merger and require appraisal of their shares; (ii) shares of Common Stock held in the treasury of the Company; and (iii) and shares of Common Stock owned by Parent, Merger Sub or any other wholly owned Subsidiary of Parent or the Company; and
          WHEREAS, the Board of Directors of the Company has (i) approved and adopted this Agreement, (ii) determined that the Merger and the other transactions contemplated by this Agreement (the “Transactions”) are fair to and in the best interests of the Company and its stockholders, (iii) declared the advisability of this Agreement in accordance with the DGCL, and (iv) recommended that the holders of shares of Common Stock (the “Company Stockholders”) adopt this Agreement, in each case, upon the terms and subject to the conditions set forth in this Agreement.
          NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     Section 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue its existence under the Laws of the State of Delaware as a wholly owned indirect subsidiary of Parent, as the surviving corporation of the Merger (the “Surviving Corporation”).
     Section 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VII, at the offices of Alston & Bird LLP, One Atlantic Center, 1201 West Peachtree Street, Atlanta, GA, unless another time, date or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
     Section 1.03. Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in such form as required by, and executed and acknowledged by the parties in accordance with, the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as Parent and the Company shall agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).
ARTICLE II
EFFECTS OF THE MERGER; EXCHANGE OF CERTIFICATES
     Section 2.01. Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
     Section 2.02. Certificate of Incorporation and Bylaws.
     At the Effective Time:
          (a) The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and by applicable Law, except that the name of the Surviving Corporation will be EnergySouth, Inc.
          (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
     Section 2.03. Directors of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified.
     Section 2.04. Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal or until their respective successors are duly appointed.

     Section 2.05. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any further deeds, assignments or assurances in Law or any other acts are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or (b) otherwise carry out the provisions of this Agreement, the Company and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments or assurances in Law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the provisions of this Agreement, and the officers and directors of the Surviving Corporation are authorized in the name of the Company or otherwise to take any and all such action.
     Section 2.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company Stockholders, or any holder of shares of capital stock of Parent or Merger Sub:
          (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.
          (b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Common Stock that is directly owned by the Company (other than shares held in the Rabbi Trust), Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Any shares of Common Stock that are owned by a wholly owned Subsidiary of Parent (other than Merger Sub) or the Company shall remain outstanding after the Effective Time, appropriately adjusted such that such Subsidiary owns the same percentage of the Company after the Merger as it owned immediately prior to the Merger.
          (c) Merger Consideration. Each share of Common Stock issued and outstanding (including shares held in the Rabbi Trust) immediately prior to the Effective Time (other than shares to be canceled or to remain outstanding in accordance with Section 2.06(b) and any Dissenting Shares) shall be converted into the right to receive an amount of cash, without interest, equal to the Merger Consideration, payable to the holder thereof. At the Effective Time, all such shares of Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares of Common Stock immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration paid in consideration therefor upon surrender of such interest in accordance with Section 2.07(b). The right of any Company Stockholder to receive the Merger Consideration shall be subject to and reduced by the amount of any withholding that is required under applicable Tax Law.

          (d) Dissenting Shares.
               (i) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder who is entitled to and properly demands appraisal of such shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Dissenters’ Provisions”) shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the Dissenters’ Provisions; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Dissenters’ Provisions, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration (payable without any interest thereon).
               (ii) The Company shall promptly notify Parent of any demands received by the Company for dissenter’s rights of any shares of Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
     Section 2.07. Exchange of Shares.
          (a) Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration for the benefit of the holders of (i) certificates representing shares of Common Stock (the “Certificates”) and (ii) shares of uncertificated Common Stock (“Uncertificated Shares”) outstanding immediately prior to the Effective Time. Prior to the Effective Time, Parent shall deposit or cause the Surviving Corporation to deposit with the Exchange Agent, for the benefit of the holders of the Certificates and the Uncertificated Shares, cash in an amount sufficient to pay the aggregate Merger Consideration required to be paid pursuant to Section 2.06(c). Any funds deposited with the Exchange Agent pursuant to this Section 2.07(a) shall hereinafter be referred to as the “Exchange Fund.” The Exchange Fund shall not be used for any other purpose.
          (b) Exchange Procedures. Promptly (and in any event within five (5) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each Company Stockholder of record whose shares of Common Stock were converted into the right to receive the Merger Consideration (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent and which shall be in customary form and contain customary provisions) and (ii) instructions to effect the surrender of the Certificates or transfer of the Uncertificated Shares in exchange for the Merger Consideration. Each Company Stockholder of record shall, upon surrender or transfer to the Exchange Agent of the Common Stock, together with such duly executed letter of transmittal and such other documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor the amount of cash to which such holder is entitled pursuant to

Section 2.06(c). In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, payment of the Merger Consideration in accordance with this Section 2.07(b) may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.07(b), each Certificate or Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration upon surrender. No interest shall be paid or will accrue on any payment to holders of Certificates or Uncertificated Shares pursuant to the provisions of this Article II.
          (c) No Further Ownership Rights in Common Stock. The Merger Consideration paid upon the surrender of shares of Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock. At the close of business on the day on which the Effective Time occurs, the share transfer books of the Company shall be closed, and there shall be no further registration of transfers on the share transfer books of the Surviving Corporation of the shares of Common Stock outstanding immediately prior to the Effective Time.
          (d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Company Stockholders on the date that is one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Company Stockholders who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for the Merger Consideration in accordance with this Article II.
          (e) No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any funds from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
          (f) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided that such investments shall be in obligations of, or guaranteed by, the United States or of any agency thereof and backed by the full faith and credit of the United States, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $500 million (based on the most recent financial statements of such bank that are then publicly available at the SEC or otherwise). Any interest and other income resulting from such investments shall be paid to and be income of Parent. If for any reason (including losses), the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall, or shall cause the Surviving Corporation to, promptly deposit cash into the Exchange Fund in the amount required to fully satisfy such cash payment obligations.

          (g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person (who shall be the record owner of such Certificate) claiming such Certificate to be lost, stolen or destroyed, and, if required by the Exchange Agent or Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required as indemnity against any claim that may be made against them or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Article II.
          (h) Withholding Rights. Each of Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Company Stockholder in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.
     Section 2.08. Company Stock-Based Awards.
          (a) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company Stock Option outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be cancelled and the holder thereof shall be entitled to receive at the Effective Time from the Surviving Corporation an amount of cash, without interest, equal to the product of (i) the total number of shares subject to such Company Stock Option, multiplied by (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding required under applicable Tax Law.
          (b) As of the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each outstanding Performance Share Award and Performance-Based Restricted Stock Unit Award outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive at the Effective Time from the Surviving Corporation an amount of cash, without interest, equal to the product of (i) the target number of shares or units underlying such award, multiplied by (ii) the Merger Consideration (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any withholding required under applicable Tax Law.
          (c) As of the Effective Time, by virtue of the Merger and without any action on the part of the participants therein, the phantom stock units (“Phantom Stock Units”) credited to each participant’s account under the Second Amended and Restated EnergySouth, Inc. Non-Employee Directors Deferred Fee Plan and the 2005 Non-Employee Directors Deferred Fee Plan (“Deferred Fee Plans”) shall be converted into a dollar amount equal to the product of (i) the number of Phantom Stock Units credited to such participant’s account, multiplied by (ii) the

Merger Consideration (with such amount to be rounded to the nearest cent). As of the Effective Time, such dollar amount shall be credited to such participant’s cash account under the applicable Deferred Fee Plan, and the Phantom Stock Units shall be debited from such participant’s plan account. As of the Effective Time and thereafter, such participant’s account shall be credited with interest when and as provided in the applicable Deferred Fee Plan and distributable in cash in accordance with the participant’s distribution election and the terms and conditions of the Deferred Fee Plans. Prior to the Effective Time, the Company shall amend the Deferred Fee Plans to provide that, as of the Effective Time and thereafter, no further Phantom Stock Units shall be credited to the accounts of participants and the accounts of participants shall be distributable only in the form of cash.
          (d) Prior to the Effective Time, the Board of Directors of the Company (or the appropriate committee thereof) shall take or cause to be taken all actions necessary to effectuate this Section 2.08 to the extent such treatment is not expressly provided for by the terms of the applicable Stock Plans and related award agreements, Contracts or participant election forms, including, without limitation, the adoption of any necessary amendments to the Stock Plans. Prior to the Effective Time and as soon as administratively practicable, the Company shall use commercially reasonable efforts to obtain from each holder of Company Stock Options granted under the Amended and Restated Stock Option Plan of EnergySouth, Inc. and the 2003 Stock Option Plan of EnergySouth, Inc. a written consent and release (in a form reasonably acceptable to Parent) providing for the treatment of such Company Stock Options as provided under Section 2.08(a) hereof, which Section 2.08(a) will govern regardless of whether a particular holder of a Company Stock Option delivers such a consent.
          (e) Notwithstanding anything in this Agreement to the contrary, if the Effective Time occurs prior to November 15, 2008, immediately prior to the Effective Time, the Company shall pay any amounts due to each employee then actively employed by the Company or a Company Subsidiary under an outstanding award granted under the Company’s Executive Incentive Compensation Plan or Employee Incentive Compensation Plan with respect to the full fiscal year ending on September 30, 2008. The amount of each such payment shall be reasonably consistent with the intent of the Company’s Executive Incentive Compensation Plan or Employee Incentive Compensation Plan, as determined in the exercise of reasonable good faith discretion by the Compensation Committee of the Board of Directors with regard to the Executive Incentive Compensation Plan and by the President and Chief Executive Officer of the Company with regard to the Employee Incentive Compensation Plan; provided, that the aggregate amount of such payments under both such Plans shall not exceed $4,800,000. In the event the Effective Time occurs on or after November 15, 2008, immediately prior to the Effective Time, the Company shall pay to each employee any amounts due such employee under the terms and conditions of such an award and the Executive Incentive Compensation Plan or Employee Incentive Compensation Plan for the full fiscal year ending September 30, 2008; provided, that the aggregate amount of such payments under both such Plans shall not exceed $4,800,000. For the avoidance of doubt, the $4,800,000 cap on payments described above under this Section 2.08(e) shall be exclusive of the bonus pool funding the Team Performance Awards, as defined in the Employment Agreements, effective April 2, 2007, between EnergySouth Midstream, Inc. and Ben J. Reese, W. Todd Brown and John A. Pirraglia, which Team Performance Awards shall be paid in accordance with such Employment Agreements. Not less than five (5) Business Days prior to the determination of the amounts of such payments by the

Compensation Committee of the Board of Directors of the Company (in the case of the Executive Incentive Compensation Plan), or the Chief Executive Officer of the Company (in the case of the Employee Incentive Compensation Plan), as applicable, the Company shall provide to Parent a schedule setting forth the employees to whom the payments described in this Section 2.08(e) are to be made, and the amount of each such payment. For purposes of any employment agreement entered into between the Company or a Company Subsidiary and such an employee, such payment shall be deemed full payment of such employee’s annual incentive award pursuant to the terms of such employee’s employment agreement.
     Section 2.09. Adjustments to Prevent Dilution. In the event that the Company changes the number of shares of Common Stock or securities convertible or exchangeable into or exercisable for shares of Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          Except (a) as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2007, as amended, the Company’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2007 and March 31, 2008, or any Current Report on Form 8-K filed by the Company since September 30, 2007 and prior to the date of this Agreement (but, in any case, only to the extent (x) such disclosure does not constitute a “risk factor” and is not cautionary, predictive or forward looking in nature and (y) the applicability of such disclosure to a section or subsection of these representations and warranties is reasonably apparent) or (b) as set forth in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as set forth below. Each disclosure set forth in the Company Disclosure Schedule is identified by reference to, or has been grouped under a heading referring to, a specific individual section of this Agreement, and disclosure made pursuant to any section of the Company Disclosure Schedule shall be deemed to be disclosed on each of the other sections of the Company Disclosure Schedule to the extent the applicability of the disclosure to such other section is reasonably apparent, except in the case of the disclosure applicable to qualifying the representation set forth on Section 3.08(c) which shall be set forth only on Section 3.08(c) of the Company Disclosure Schedule.
     Section 3.01. Organization and Qualification; Subsidiaries.
          (a) The Company and each Subsidiary of the Company (collectively, the “Company Subsidiaries”) is a corporation, limited liability company, general partnership or limited partnership duly formed, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its formation. The Company and each Company Subsidiary has the requisite corporate, limited liability company or partnership power and authority to own, lease, sublease, use and operate its properties and assets and to carry on its business as it is now being conducted, except as has not had and would not reasonably be expected to have a Material

Adverse Effect. The Company and each Company Subsidiary is duly qualified as a foreign corporation, limited liability company, general partnership or limited partnership to do business, and is in good standing (to the extent applicable), in each jurisdiction where the character of the properties and assets owned, leased, subleased, used or operated by it or the nature of its business makes such qualification and good standing necessary, except where the failure to be so qualified and in good standing has not had and would not reasonably be expected to have a Material Adverse Effect.
          (b) Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each Company Subsidiary, together with the jurisdiction of formation of each Company Subsidiary and the percentage of the outstanding equity interests of each Company Subsidiary owned by the Company and owned of record by and, to the Knowledge of the Company, owned beneficially by, each other Person. Except for the Company Subsidiaries, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, limited liability company, partnership, joint venture or other business association or entity.
     Section 3.02. Certificate of Incorporation and Bylaws. The Company has made available to Parent and Merger Sub a complete and correct copy of the Company’s certificate of incorporation (the “Company Certificate”) and bylaws (the “Company Bylaws”) and the certificate of incorporation and the bylaws (or the equivalent organizational documents) of each Company Subsidiary in full force and effect as of the date of this Agreement. Neither the Company nor any Company Subsidiary is in material violation of any provision of its certificate of incorporation or bylaws (or equivalent organizational documents).
     Section 3.03. Capitalization.
          (a) The authorized capital stock of the Company consists of (i) 20,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). As of July 25, 2008, (i) 8,111,632 shares of Common Stock were issued and outstanding (including shares held in the Rabbi Trust), all of which are validly issued, fully paid and nonassessable, (ii) no shares of Preferred Stock are issued and outstanding, (iii) no shares of Common Stock or Preferred Stock were held in the treasury of the Company, and (iv) 580,816 shares of Common Stock were reserved for issuance pursuant to the Stock Plans.
          (b) Section 3.03(b) of the Company Disclosure Schedule sets forth the name of each holder of an outstanding Company Stock Option, Performance Share Award, Performance-Based Restricted Stock Unit or Phantom Stock Unit, together with the number of shares of Common Stock issuable or amount of cash payable thereunder (as applicable), the grant date, exercise price (if applicable), expiration date and the vesting schedule. Except as set forth on Section 3.03(b) of the Company Disclosure Schedule, there are no options, warrants, restricted stock, restricted stock units, stock appreciation rights, deferred stock, phantom stock, convertible securities, calls, preemptive rights, rights of first refusal or other rights, or agreements or commitments of any nature obligating the Company or any Company Subsidiary to issue, transfer or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary or to pay or distribute cash or any other amount determined by the value of any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary (“Company Stock-Based Awards”). The grant date of each Company Stock Option set forth in Section 3.03(b) of the Company Disclosure Schedule is the date that such Company Stock Option was actually granted to the holder thereof, and the exercise price of each Company Stock Option is no less than the fair market value of a share of Common Stock as determined on the date of grant of such Company Stock Option. The Company has furnished to Parent and Merger Sub correct and complete copies of each form of agreement evidencing a Company Stock-Based Award (and any individual agreement that deviates from the form of such agreement in any material respect).
          (c) Except as set forth in Section 3.03(c) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. To the Knowledge of the Company, there are no stockholders agreements, voting trusts or other agreements or understandings relating to voting of any shares of Common Stock or granting to any Person the right to elect, or to designate or nominate for election, a director to the Board of Directors of the Company.
          (d) Each outstanding share of capital stock of, or other equity interest in, each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and, except as set forth in Section 3.03(d) of the Company Disclosure Schedule, each such share or other equity interest that is owned directly or indirectly by the Company is owned by the Company or another Company Subsidiary free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, rights of first offer, charges and other encumbrances of any nature whatsoever (collectively, “Liens”) other than (i) Liens for current Taxes not yet past due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, and as would not reasonably be expected to have a Material Adverse Effect, (ii)  mechanics’ and materialmen’s Liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carriers’ Liens, in each case imposed by Law and arising in the ordinary course of business of the Company or a Company Subsidiary consistent with past practice either for amounts not yet past due and payable or for amounts that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, and as would not reasonably be expected to have a Material Adverse Effect, and (iii) all matters of record, Liens and other imperfections of title and encumbrances that would not reasonably be expected to have a Material Adverse Effect ((i)-(iii), collectively, “Permitted Liens”). Upon any issuance of any Common Stock in accordance with the terms of the Stock Plans, such Common Stock will be duly authorized, validly issued, fully paid and nonassessable.
     Section 3.04. Authority Relative to the Transactions. The Company has the corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize the Company’s execution and delivery of this Agreement or to consummate the Transactions (other than the adoption of this Agreement by the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon and the filing of the Certificate of Merger). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles).
     Section 3.05. No Conflict; Required Filings and Consents.
          (a) The execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation of the Transactions will not, (i) conflict with or violate the Company Certificate or Company Bylaws or the comparable governing instruments of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained or taken and all filings and obligations described in Section 3.05(b) have been made or fulfilled, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) except as set forth in Section 3.05(a) of the Company Disclosure Schedule, conflict with, violate, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, acceleration or cancellation of, or result in the creation or imposition of a Lien on any property or asset of the Company pursuant to, any material note, bond, mortgage, indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or obligation (“Contract”), except, with respect to clauses (ii) and (iii) of this Section 3.05(a), to the extent any such conflicts, violations, breaches, defaults or other occurrences has not had and would not reasonably be expected to have a Material Adverse Effect.
          (b) Except as set forth in Section 3.05(b) of the Company Disclosure Schedule, the execution and delivery by the Company of this Agreement do not, and the performance by the Company of this Agreement and the consummation by the Company of the Transactions will not, require any consent, approval, registration, authorization or permit of, or filing with or notification to, any domestic (Federal, state or local) or foreign government or governmental, regulatory or administrative authority, agency, instrumentality or commission, or any court, tribunal, or judicial, legislative or arbitral body (each, a “Governmental Authority”), except for (i) applicable requirements, if any, of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, (ii) requirements under the rules of The Nasdaq Stock Market, Inc. (“Nasdaq”), (iii) the filing and recordation of the Certificate of Merger, (iv) applicable requirements, if any, under any state public utility Laws, including rules and regulations promulgated by the Alabama Public Service Commission (the “APSC”), (v) the approval of the Federal Communications Commission (the “FCC”), and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Material Adverse Effect.

     Section 3.06. Compliance with Laws; Permits.
          (a) The Company and each Company Subsidiary is, and has been since January 1, 2007, in compliance with all Laws applicable to the Company or such Company Subsidiary or by which any property or asset of the Company or such Company Subsidiary is bound or affected, except where failure to comply would not reasonably be expected to have a Material Adverse Effect. Except with respect to regulatory matters covered by Section 6.03, no material investigation or review by any Governmental Authority with respect to the Company or any Company Subsidiary or any Benefit Plan is pending or, to the Knowledge of the Company, threatened with respect to the Company or any Company Subsidiary, except for such investigations or reviews, the outcome of which would not reasonably be expected to have a Material Adverse Effect.
          (b) The Company and each Company Subsidiary has all permits, licenses, franchises, certifications, approvals, registrations, consents, authorizations, variances, exemptions and orders issued or granted by a Governmental Authority necessary for the Company or such Company Subsidiary to own, lease, sublease, use and operate its properties and assets or to carry on its business as it is now being conducted (each, a “Permit” and collectively, the “Permits”), except where the failure to have any Permit would not reasonably be expected to have a Material Adverse Effect. No suspension, cancellation or materially adverse modification of any material Permit is pending or, to the Knowledge of the Company, threatened. The Company and each Company Subsidiary is in material compliance with the terms of the Permits. All applications required to have been filed for the renewal of all material Permits have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority, except where the failure to so file would not reasonably be expected to have a Material Adverse Effect.
          (c) All filings required to be made by the Company or any Company Subsidiary since August 1, 2005, and in the case of any filing made pursuant to the Public Utility Holding Company Act of 1935, as amended and in effect prior to its repeal effective February 8, 2006 (the “PUHCA”), prior to February 8, 2006, under the Natural Gas Act of 1938, as amended, the PUHCA and other applicable Laws, have been filed with the Federal Energy Regulatory Commission, the Department of Energy or any other applicable Governmental Authority (including, to the extent required, the APSC, the Alabama Oil and Gas Board and the Mississippi Oil and Gas Board), as the case may be, including all forms, statements, reports, agreements, and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, with all applicable requirements of the applicable Laws, except for filings the failure of which to make or the failure of which to make in compliance with all applicable Laws would not reasonably be expected to have a Material Adverse Effect.
     Section 3.07. SEC Filings; Financial Statements; Undisclosed Liabilities.
          (a) The Company has filed with or furnished to, as applicable, the SEC all forms, reports, statements, schedules and other documents required to be filed or furnished by it pursuant to the U.S. Federal securities Laws and the rules and regulations thereunder since September 30, 2004 (collectively, including any amendments thereto, the “SEC Reports”). Each of the SEC Reports (i) complied at the time of its filing or being furnished as to form in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations promulgated thereunder and (ii) did not, at the time they were filed or furnished, or, if amended or supplemented in a filing filed prior to the date hereof, as of the date of such amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There are no material unresolved comments issued by the staff of the SEC with respect to any of the SEC Reports. No Company Subsidiary is required to file any form, report, statement, schedule or other document with the SEC.
          (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained or incorporated by reference in the SEC Reports, as amended or supplemented prior to the date hereof, including any amendments or restatements thereto prior to the date hereof, was prepared in all material respects in accordance with published rules and regulations of the SEC (including Regulation S-X) and United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited interim statements, the omission of footnotes and otherwise as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects in accordance with GAAP, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except that the unaudited interim statements are subject to normal and recurring year-end adjustments, none of which were, or are expected to be, material in amount.
          (c) Except as set forth in Section 3.07(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has, as of the date of this Agreement, any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) whether or not required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except (i) liabilities reflected, reserved for or disclosed in the consolidated balance sheet of the Company and its consolidated Subsidiaries as of March 31, 2008, including the notes thereto, contained in the SEC Reports, (ii) liabilities incurred or accrued in the ordinary course of business consistent with past practice since March 31, 2008, (iii) liabilities incurred in connection with the Transactions, and (iv) liabilities that would not reasonably be expected to have a Material Adverse Effect.
          (d) The Company is in compliance in all material respects with the applicable listing and corporate governance rules of Nasdaq.
          (e) The Company and each of the Company Subsidiaries have implemented and maintain a system of internal accounting controls and financial reporting (as required by Rule 13a-15(a) under the Exchange Act) that are sufficient in all material respects to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company maintains disclosure controls and procedures required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are effective in all material respects to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. Since the enactment of the Sarbanes-Oxley Act of 2002, neither the Company nor any of its Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of the Company Subsidiaries.
     Section 3.08. Absence of Certain Changes or Events. Except as set forth in Section 3.08 of the Company Disclosure Schedule or as contemplated by this Agreement, (a) since March 31, 2008, the Company and each Company Subsidiary has conducted its business in the ordinary course of business consistent with past practice and has not taken any action which, had it been taken after the date hereof, would have required the prior written consent of Parent pursuant to clause (i) or clause (xiv) of Section 5.01(a), (b) since March 31, 2008, neither the Company nor any of the Company Subsidiaries has suffered any material damage, destruction or loss (whether or not covered by insurance) other than in the ordinary course of business and consistent with past practice, and (c) since September 30, 2007, there has not been any change, effect, event, occurrence, state of facts or development that has had or would reasonably be likely to have a Material Adverse Effect.
     Section 3.09. Litigation. Except as set forth in Section 3.09 of the Company Disclosure Schedule, as of the date of this Agreement there is no suit, claim, action, proceeding, hearing, arbitration or, to the Knowledge of the Company, investigation or inquiry (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective assets, properties or rights by any Person, except for Actions that have not resulted in, or, if determined adversely to the Company or any Company Subsidiary, would not reasonably be expected to result in, payments in excess of $5 million.
     Section 3.10. Labor and Employment Matters. The collective bargaining agreements and labor union Contracts to which the Company or any Company Subsidiary is a party applicable to employees of the Company or any Company Subsidiary are set forth on Section 3.10 of the Company Disclosure Schedule. Except as would not reasonably be expected to have a Material Adverse Effect or as set forth on Section 3.10 of the Company Disclosure Schedule, (a) to the Knowledge of the Company, there are no activities or proceedings of any labor union, works council, representative body or other organization to organize any employees of the Company or any Company Subsidiary or any current union representation questions involving such employees and no such activities or proceedings have been threatened, (b) there is no labor strike, controversy, slowdown, work stoppage or lockout occurring, or, to the Knowledge of the Company, threatened by or with respect to any employees of the Company or any Company Subsidiary, (c) to the Knowledge of the Company, there are no unfair labor practice complaints pending or threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any other Governmental Authority, (d) to the Knowledge of the Company, no charges with respect to or relating to the Company or any Company Subsidiary are pending or threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, (d) there are no Actions with respect to payment of wages, salary or overtime pay that have been asserted or are pending or, to the Knowledge of the Company, threatened before any Governmental Authority by or with respect to any current or former employees of the Company or any Company Subsidiary, and (e) neither the Company nor any Company Subsidiary has, during the past ninety (90) day period, taken any action which would require any compliance under the Worker Adjustment and Retaining Notification Act of 1988 (the “WARN Act”) or similar applicable state or local Law, including the termination or laying off of any employees, or any other action that could constitute a “plant closing” or “mass layoff” as those terms are defined by the WARN Act or similar applicable state or local Law.
     Section 3.11. Employee Benefit Plans.
          (a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) “employee pension benefit plans” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), (ii) “employee welfare benefit plans” (as defined in Section 3(1) of ERISA), and (iii) other bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock purchase, stock option, equity or equity-based compensation, vacation pay, sick pay or other fringe benefit plan, employment, consulting, severance, retention, termination or change-of-control plans, agreements, arrangements or understandings, or practice maintained or contributed to by the Company or any Company Subsidiary for the benefit of any of the current or former employees, directors or officers of the Company or any Company Subsidiary or any of their beneficiaries or dependents (collectively, the “Employees”) or with respect to which the Company or any Company Subsidiary has or may have any liability (collectively, the “Benefit Plans”). The Company has furnished or made available to Parent and Merger Sub, with respect to each Benefit Plan, correct and complete copies of (i) such Benefit Plan, including all amendments thereto, (ii) the most recent annual report on Form 5500 and all attachments thereto filed with the Internal Revenue Service with respect to such Benefit Plan (if applicable) (and all attachments thereto), (iii) the most recent actuarial valuation (if applicable), (iv) the most recent summary plan description for such Benefit Plan for which such summary plan description is required, (v) the trust agreement, insurance contract or other funding instrument relating to such Benefit Plan, and (vi) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (and if a prototype plan, an opinion letter), if any, received from the Internal Revenue Service.
          (b) Schedule 3.11(b) of the Company Disclosure Schedule lists all Benefit Plans that the Company, the Company Subsidiaries or any ERISA Affiliate maintains, contributes to or is otherwise liable that are subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA (“Pension Plans”). With respect to each Pension Plan, (i) no “reportable event” within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred or is expected to occur, (ii) no event subject to Section 4062(e) of ERISA has occurred or is reasonably expected to occur, (iii) no “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code) has been incurred, whether or not waived, as of the last day of the most recent plan year of such Pension Plan ended prior to the date of this Agreement, (iv) the minimum funding requirements of ERISA have been satisfied, and (v) such Pension Plan has not been terminated. No Benefit Plan is a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA). For purposes of this Agreement, the term “ERISA Affiliate” means any Person that, together with the Company or any Company Subsidiary, would be deemed a “single employer” under ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code. There are no ERISA Affiliates other than the Company and the Company Subsidiaries.
          (c) All material contributions required to be made with respect to any Benefit Plan on or before the date hereof have been made and all obligations and liabilities in respect of each Benefit Plan as of the date hereof have been accrued and reflected in the Company’s consolidated financial statements to the extent required by GAAP.
          (d) Each Benefit Plan and all related trusts, insurance contracts and funds have been maintained, funded and administered in all material respects in accordance with the terms of such Benefit Plan and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws.
          (e) Each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has, as of the date of this Agreement, received a favorable determination letter or opinion letter from the Internal Revenue Service, each trust relating to a Benefit Plan intended to qualify for a tax exemption under of Section 501(c)(9) of the Code has been granted such exemption, and, to the Knowledge of the Company, nothing has occurred prior to the date hereof that would reasonably be expected to adversely affect such Benefit Plan’s or trust’s qualified or tax-exempt status.
          (f) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or any other breach of fiduciary responsibility with respect to any Benefit Plan subject to ERISA that reasonably could be expected to subject the Company or any Company Subsidiary or the Employees to (i) any material Tax or penalty on prohibited transactions imposed by Section 4975 of the Code or (ii) any material liability under Section 502(i) or Section 502(l) of ERISA. As of the date of this Agreement, with respect to any Benefit Plan: (A) no material filing, application or other matter is pending with the Internal Revenue Service, the Pension Benefit Guaranty Corporation, the United States Department of Labor or any other governmental body and (B) to the Knowledge of the Company, there is no material Action pending, other than routine claims for benefits, with respect to any Benefit Plan.
          (g) Neither the Company nor any Company Subsidiary has any plan or obligation to create any additional Benefit Plan, or to amend or modify any existing Benefit Plan in such a manner as would materially increase the cost of such Benefit Plan to the Company or any Company Subsidiary. Except as contemplated under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger will cause the acceleration of vesting in, or payment of, any benefits under any Benefit Plan or otherwise accelerate or materially increase any liability or obligation under any Benefit Plan.
          (h) Each Benefit Plan subject to Section 409A of the Code has been maintained, administered and operated in all material respects in accordance with Section 409A of the Code, the Treasury Regulations and Internal Revenue Service guidance thereunder. No Company Stock Option, Performance Share Award or Performance-Based Restricted Stock Unit is subject to Section 409A of the Code.

     Section 3.12. Title to Assets; Real Property.
          (a) Except as set forth in Section 3.12(a) of the Company Disclosure Schedule, the Company or a Company Subsidiary has good and marketable title to all material assets and properties, including, without limitation, good and marketable fee simple title to all real property owned by the Company and/or the Company Subsidiaries that are material to the Company’s business (on a consolidated basis) (the “Owned Assets”), free and clear of all Liens, other than Permitted Liens.
          (b) Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, the Company or a Company Subsidiary has a good and valid leasehold or other real property interest in each parcel or portion of real property, other than Owned Assets and Rights-of-Way, that is material to the Company’s business (on a consolidated basis) (such real property interests, individually a “Real Property Interest” and collectively the “Real Property Interests”) covered under all documents between the Company or the Company Subsidiaries and third parties, under which Real Property Interests are granted to the Company or a Company Subsidiary (such document individually a “Real Property Document” and collectively the “Real Property Documents”). Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, the Company or a Company Subsidiary (i) has the exclusive right to the use and occupancy of such Real Property Interests for the full term of the applicable Real Property Document, including any and all renewal terms thereof, (ii) each such Real Property Document is a legal, valid and binding obligation, enforceable in accordance with its terms, of the Company or a Company Subsidiary and, to the Knowledge of the Company, the other parties thereto, and the Company and the Company Subsidiaries have not received or provided notice of any default (with or without notice or lapse of time, or both) with respect to any such Real Property Document, nor has any event occurred which (with or without notice or lapse of time, or both) would result in a default under any such Real Property Document, (iii) neither the Company nor any Company Subsidiary has assigned its interest under any such Real Property Document or sublet any part of the premises covered thereby, and (iv) except as set forth in Section 3.12(c) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has entered into any amendment or termination of any such Real Property Document (or allowed any Real Property Interests under the same to expire or elapse), or granted any consent or waiver (written or oral) with respect to any such Real Property Document. The Company has made available to Parent true, correct, complete and, if applicable, recorded copies of each such Real Property Document, each of which is identified in Section 3.12(c) of the Company Disclosure Schedule, and no other such Real Property Document exists except as is identified in Section 3.12(c) of the Company Disclosure Schedule.
          (c) Except as set forth in Section 3.12(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Real Property Documents or any amendments or terminations of any such Real Property Documents.
          (d) There are no pending or, to the Knowledge of the Company, threatened condemnation proceedings with respect to the Owned Assets or Real Property Interests.
          (e) The Company and each Company Subsidiary, have such consents, easements, servitudes, rights-of-way, permits or licenses (collectively, “Rights-of-Way”) as are sufficient to conduct their businesses in all material respects as currently conducted, except such Rights-of-Way that, if not obtained, would not reasonably be expected to have a Material Adverse Effect. Except as would not be reasonably expected to have a Material Adverse Effect, each of the Company and each Company Subsidiary has fulfilled and performed all its obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, expiration, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such expirations, revocations, terminations and impairments that do not affect the commercial use of the property for the purposes for which the property is currently being used and except for rights reserved to, or vested in, any municipality or other Governmental Authority or any railroad by the terms of any right, power, franchise, grant, license, permit, or by any other provision of any applicable Law, to terminate, or to require annual or other periodic payments as a condition to the continuance of, such right.
          (f) Section 3.12(f) of the Company Disclosure Schedule sets forth all cavity storage agreements (including all amendments and modifications thereto) through which, to the Knowledge of the Company, the lessor or grantor derives any of the rights leased or granted to the Company or any Company Subsidiary under the Real Property Documents (the referenced cavity agreements being referred to individually as a “Cavity Agreement” and collectively as the “Cavity Agreements”). Except as set forth in Section 3.12(f) of the Company Disclosure Schedule or would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, each Cavity Agreement is a legal, valid and binding obligation, enforceable for the full term thereof in accordance with its terms, including any renewal terms, by the parties thereto, and the Company and the Company Subsidiaries have not received notice (and are not aware) of any default under any Cavity Agreement.
     Section 3.13. Intellectual Property.
          (a) Section 3.13(a) of the Company Disclosure Schedule sets forth a true and complete list of U.S. and foreign (i) issued patents and pending patent applications, (ii) trademark registrations and pending applications, (iii) Internet domain name registrations, and (iv) copyright registrations and pending applications, in each case that are owned or exclusively licensed by the Company or any Company Subsidiary, and all of such patents, registrations and applications are valid, subsisting and have not expired or been cancelled or abandoned.
          (b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule and except as would not reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary own or have sufficient rights to use all material Intellectual Property necessary for the conduct of their respective businesses and, except as would not reasonably be expected to have a Material Adverse Effect, all of such rights shall survive unchanged upon the consummation of the Transactions.
          (c) Except as would not reasonably be expected to have a Material Adverse Effect and except as set forth in Section 3.13(c) of the Company Disclosure Schedule, the businesses of the Company and the Company Subsidiaries do not infringe or otherwise violate any third party’s Intellectual Property rights, and there is no such claim pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.
          (d) The Company and the Company Subsidiaries take commercially reasonable measures to protect and preserve their material Intellectual Property, including executing confidentiality agreements with all appropriate parties and executing Intellectual Property assignment agreements with all current and former employees and contractors who have contributed to any Intellectual Property purportedly owned by any of them. To the Knowledge of the Company, no Person is violating any Intellectual Property owned or exclusively licensed by the Company or any Company Subsidiary except as would not reasonably be expected to have a Material Adverse Effect.
     Section 3.14. Taxes.
          (a) For purposes of this Agreement, “Tax” or “Taxes” refers to any and all Federal, state, local and foreign taxes, assessments and other governmental charges, duties, impositions and levies, including taxes based upon or measured by gross receipts, income (gross or net), profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, real property, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, “Tax Return” or “Tax Returns” refers to all Federal, state, local and foreign returns, schedules, attachments, estimates, information statements and reports relating to Taxes, and any amendments thereto, including any return of an affiliated, combined or unitary group that includes the Company or any Company Subsidiary.
          (b) The Company and the Company Subsidiaries have filed all Tax Returns required to be filed by them prior to the date hereof, except where the failure to file such Tax Returns would not reasonably be expected to have a Material Adverse Effect. All such Tax Returns are correct and complete in all respects, except to the extent that it would not reasonably be expected to have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid, except where the failure to pay Taxes would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return. Except as would not reasonably be expected to have a Material Adverse Effect, there are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries, except (i) Liens for Taxes not yet due and payable and (ii) Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.
          (c) Except as would not reasonably be expected to have a Material Adverse Effect, proper accruals pursuant to GAAP have been established (and until the Closing Date will be maintained) on the Company’s consolidated financial statements adequate to pay all Taxes of the Company and the Company Subsidiaries not yet due and payable.
          (d) Except as would not reasonably be expected to have a Material Adverse Effect or except as set forth in Section 3.14(d) of the Company Disclosure Schedule, (i) no deficiency for Taxes with respect to the Company or any Company Subsidiary has been claimed, proposed or assessed by a Taxing Authority in writing, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of the Company or any Company Subsidiary is being conducted by any Taxing Authority and neither the Company nor any Company Subsidiary has received notification in writing that any such audit or other proceeding is pending, and (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (e) Except as set forth in Section 3.14(e) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in any payment that would not be deductible pursuant to Sections 162(m) or 280G of the Code (or any corresponding provision of state, local or foreign Tax Law).
          (f) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
          (g) Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by Contract, or (iv) otherwise, except in each case where such liability for Taxes would not reasonably be expected to have a Material Adverse Effect.
          (h) During the two (2) year period ending on the Closing Date, neither the Company nor any Company Subsidiary was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
          (i) Neither the Company nor any Company Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2).
     Section 3.15. Environmental Matters.
          (a) As used in this Agreement, “Environmental Laws” shall mean all Federal, state and local Laws concerning pollution or protection of the environment or human health, as the foregoing are enacted or in effect, on or prior to the date hereof (including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), including without limitation: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq.; (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq.; (iii) the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.); (iv) the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et seq.); (v) the Endangered Species Act (16 U.S.C. §§ 1531 et seq.); (vi) the Clean Air Act (42 U.S.C. §§ 7401 et seq.); (vii) the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.); (viii) the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.); (ix) the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.); and (x) all Alabama and Mississippi Laws

comparable to the foregoing.
          (b) Except as would not reasonably be expected to have a Material Adverse Effect, and except as set forth in Section 3.15(b) of the Company Disclosure Schedule, (i) each of the Company and the Company Subsidiaries is, and has been since September 30, 2005, in compliance with all Environmental Laws applicable to their businesses as presently conducted including, without limitation, holding all Environmental Permits required for the Company’s or the Company Subsidiaries’ properties or facilities, and to the Knowledge of the Company each such Environmental Permit is valid and in full force and effect, and to the Knowledge of the Company there is no pending or threatened action or claim seeking to suspend, modify, revoke or challenge any such Environmental Permit, (ii) to the Knowledge of the Company, neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for the disposal of, transported, spilled or Released any Hazardous Materials in violation of applicable Environmental Laws or in any manner, quantity, or location that could reasonably be expected to create environmental response liability for, or an Environmental Claim against, the Company or any Company Subsidiary, (iii) there are no pending or, to the Knowledge of the Company, threatened Environmental Claims against the Company, any Company Subsidiary or any properties, operations or facilities of any of them, (iv) neither the Company nor any of the Company Subsidiaries have entered into any agreement or contract to guarantee, assume or indemnify any Person for any pending or threatened Environmental Claim or other violation or liability pursuant to any Environmental Law, and (v) with respect to Mississippi Hub, to the Knowledge of the Company, neither the Company nor any Company Subsidiary has used or impacted any groundwater aquifer in violation of any Environmental Permit required for the Company’s or the Company Subsidiaries’ properties or facilities.
     Section 3.16. Material Contracts.
          (a) The Company has made available to Parent true, correct and complete copies of, all Contracts and other instruments to which the Company or any of the Company Subsidiaries is a party or by which the Company or any of the Company Subsidiaries, or any of their respective properties or assets is bound that: (A) contain covenants that limit the ability of the Company or any of the Company Subsidiaries, or which, following the consummation of the Merger, could restrict the ability of Parent or any of its Affiliates as of immediately prior to the Effective Time, or the Surviving Corporation, to compete or operate in any business or with any Person or in any geographic area, or to sell, supply or distribute any service or product or to otherwise operate or expand its current or future businesses; (B) relate to indebtedness for borrowed money, guarantees or similar obligations in each case in excess of $1 million; (C) with respect to a material joint venture, partnership, limited liability or other similar agreement or arrangement; (D) by its terms calls for aggregate payments by the Company or the Company Subsidiaries or aggregate payments to the Company or the Company Subsidiaries under such Contract of more than $1 million over the remaining term of such Contract (other than for purposes of making such agreements available to Parent pursuant to this Section 3.16(a) only, “park and loan” agreements entered into in the ordinary course of business and in accordance with the Company Trading Policies); or (E) that would be required, to be filed by the Company as a material contract pursuant to Item 601 of Regulation S-K under the Securities Act (collectively the Contracts described in clauses (A) through (E), the “Material Contracts”).

          (b) Except as set forth in Section 3.16 of the Company Disclosure Schedule, each of the Material Contracts is a valid and binding obligation of the Company or the Company Subsidiary party thereto and is in full force and effect, and, to the Knowledge of the Company, is the valid, binding and enforceable obligation of the other parties thereto, except to the extent they have previously expired or terminated in accordance with their terms and except for any invalidity or failure to be in effect that would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Section 3.16 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Company Subsidiary is in violation of or default under any Material Contract, except for such violations or defaults that would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received notice or claim of default under any Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Material Contract.
     Section 3.17. Insurance. Section 3.17 of the Company Disclosure Schedule sets forth a complete and correct list of all material insurance policies owned or held by the Company or any Company Subsidiary. With respect to each such insurance policy, except as would not reasonably be expected to have a Material Adverse Effect: (i) the policy is legal, valid and binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default by the Company or any Company Subsidiary, or permit termination or modification, under the policy, (iii) there is no claim by the Company or any of the Company Subsidiaries pending under any such policies which (A) has been denied or disputed by the insurer other than denials and disputes in the ordinary course of business or (B) if not paid, that would reasonably be expected to have a Material Adverse Effect, and (iv) no notice of cancellation or termination has been received other than in connection with ordinary renewals.
     Section 3.18. Derivative Products. To the Knowledge of the Company, as of the date hereof, all Derivative Products entered into for the account of the Company or any of the Company Subsidiaries have been entered into in accordance with (i) established risk parameters, limits and guidelines and in compliance with the risk management and control and credit policies approved by management of the Company and in effect on the date hereof (the “Company Trading Policies”), to limit the level of risk that the Company or any of the Company Subsidiaries is authorized to take, individually and in the aggregate, with respect to Derivative Products and monitor compliance with such risk parameters and (ii) applicable Law and policies of any Governmental Authority. The Company has made available to Parent a true and complete copy of the Company Trading Policies, and the Company Trading Policies contain a true and complete description of the practice of the Company and the Company Subsidiaries with respect to Derivative Products, as of the date hereof.
     Section 3.19. Affiliate Transactions. Except as set forth in Section 3.19 of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary has entered into any agreement, commitment or transaction with or for the benefit of any of the Company’s Affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.
     Section 3.20. Required Stockholder Vote. The adoption of this Agreement at a special meeting of the Company Stockholders (the “Company Stockholders’ Meeting”) by the holders of a majority of the issued and outstanding shares of Common Stock entitled to vote at the Company Stockholders’ Meeting (the “Stockholder Approval”) is the only vote of the holders of any class or series of the Company’s securities necessary to adopt and approve this Agreement, the Merger and the other Transactions.
     Section 3.21. Opinion of Financial Advisors. The Company has received a written opinion from J.P. Morgan Securities Inc., to the effect that, as of the date hereof and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company Stockholders.
     Section 3.22. Brokers. Except for the engagement of Berenson & Company, LLC and J.P. Morgan Securities Inc. (together, the “Financial Advisors”), none of the Company, the Company Subsidiaries, or any of their respective officers, directors or employees has employed any broker, finder or investment banker or incurred any brokerage, finder’s or other fee or commission in connection with the Transactions. The Company has furnished or made available to Parent and Merger Sub a complete and correct copy of all agreements between the Company and any broker, finder or investment banker, including the Financial Advisors, pursuant to which such firms would be entitled to any payment relating to the Transactions.
     Section 3.23. Takeover Statutes. The Board of Directors of the Company has taken (and not revoked) all action necessary to exempt the Merger and the Transactions from the application of the restrictions on business combinations and voting requirements contained in Section 203 of the DGCL and Article 8 of the Company Certificate, in each case, if applicable.
     Section 3.24. Board Recommendation. The Board of Directors of the Company, at a meeting duly called and held, has, subject to the terms and conditions set forth in this Agreement, unanimously (i) declared this Agreement, the Merger and the other Transactions advisable and in the best interests of the Company Stockholders; (ii) resolved to recommend that the Company Stockholders adopt this Agreement; and (iii) directed that this Agreement be submitted to the Company Stockholders for adoption (collectively, the “Company Recommendation”).
     Section 3.25. Information to be Supplied. None of the information supplied or to be supplied by the Company or any Company Subsidiary for inclusion in the proxy statement (together with any amendments or supplements thereto and any other required proxy materials, the “Proxy Statement”) to be mailed to the Company Stockholders in connection with the Company Stockholders’ Meeting, and any other documents to be filed with the SEC or any other Governmental Authority in connection with the Transactions, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Company Stockholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Stockholders’ Meeting. The Proxy Statement when filed by the Company with the SEC or when distributed or otherwise disseminated to the Company Stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.
     Section 3.26. No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any information provided to Parent or Merger Sub in connection with the Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms,” descriptive memoranda or management presentations in expectation of the Transactions, except to the extent that any such information is expressly included in a representation or warranty contained in this Article III.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
     Parent and Merger Sub represent and warrant to the Company as follows:
     Section 4.01. Organization and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (to the extent applicable) under the Laws of its jurisdiction of formation and has the requisite power and authority to carry on its business as now being conducted, except where the failure to be in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.02. Charter Documents and Bylaws. Parent has made available to the Company a complete and correct copy of the articles of incorporation and the bylaws of Parent in full force and effect as of the date hereof. Parent is not in material violation of any of the provisions of its articles of incorporation or bylaws. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub in full force and effect as of the date hereof. Merger Sub is not in material violation of any of the provisions of its certificate of incorporation or bylaws
     Section 4.03. Authority Relative to this Agreement. Each of Parent and Merger Sub has the corporate power and authority necessary to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize their execution and delivery of this Agreement or to consummate the Transactions (other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption by Parent will occur immediately following execution of this Agreement, and the filing of the Certificate of Merger). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub, and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligations of each of Parent and Merger Sub, enforceable against them in accordance with its terms (except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles).
     Section 4.04. No Conflict; Required Filings and Consents.
          (a) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions will not, (i) conflict with or violate the certificate of incorporation or bylaws of Parent, (ii) conflict with or violate the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent (including Merger Sub), (iii) assuming that all consents, approvals, authorizations and other actions described in Section 4.04(b) have been obtained and all filings and obligations described in Section 4.04(b) have been made or fulfilled, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, (iv) conflict with, result in a breach of or constitute (with or without notice or lapse of time or both) a default under, or give rise to any right of termination, acceleration or cancellation of, or to the Knowledge of Merger Sub or Parent, result in the creation or imposition of a Lien on any property or asset of Parent or Merger Sub pursuant to, any material Contract, except, with respect to clauses (iii) and (iv) of this Section 4.04(a), to the extent any such conflicts, violations, breaches, defaults, or other occurrences would not reasonably be expected to have a Parent Material Adverse Effect.
          (b) The execution and delivery by each of Parent and Merger Sub of this Agreement do not, and the performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) applicable requirements, if any, of the HSR Act, the Exchange Act, the Securities Act, and the rules and regulations thereunder, (ii) applicable requirements, if any, under the rules of the New York Stock Exchange and Nasdaq, (iii) the filing and recordation of the Certificate of Merger, (iv) applicable requirements, if any, under any state public utility Laws, including rules and regulations promulgated by the APSC, (v) the approval of the Federal Communications Commission, and (vi) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a Parent Material Adverse Effect.

     Section 4.05. Brokers. No broker, finder, financial adviser or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any of its Subsidiaries.
     Section 4.06. Litigation. There is no Action pending or, to the Knowledge of Merger Sub or Parent, threatened against Parent or any of its Subsidiaries, except for Actions that, if determined adversely to Parent or any of its Subsidiaries, would not reasonably be expected to have a Parent Material Adverse Effect.
     Section 4.07. Stock Ownership. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company, as defined by Section 203 of the DGCL or a “Related Person,” as defined by Article 8 of the Company Certificate.
     Section 4.08. Sufficient Funds. Parent or Merger Sub has and will have as of the Effective Time and the Closing sufficient cash available either through cash on hand or through committed availability under existing credit facilities, directly or through one or more Affiliates, to pay the aggregate Merger Consideration, and there is no restriction on the use of such cash or cash equivalents for such purpose.
     Section 4.09. Information to be Supplied. None of the information supplied or to be supplied in writing by Parent or Merger Sub for inclusion in the Proxy Statement to be mailed to the Company Stockholders in connection with the Company Stockholders’ Meeting, and any other documents to be filed with the SEC or any other Governmental Authority in connection with the Transactions, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the Company Stockholders, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Stockholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Company Stockholders’ Meeting. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information or statements with respect to the Company and the Company Subsidiaries made or incorporated by reference therein supplied by or on behalf of the Company for inclusion or incorporation by reference therein.
     Section 4.10. No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Merger Sub, Parent, or any other Person on behalf of Merger Sub or Parent makes any express or implied representation or warranty with respect to Merger Sub or Parent or with respect to any information provided to the Company in connection with the Transactions. None of Merger Sub, Parent or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company, or the Company’s use of, any such information unless any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V
COVENANTS
     Section 5.01. Conduct of Business.
          (a) Conduct of Business by the Company. During the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII or the Effective Time, except as set forth in Section 5.01(a) of the Company Disclosure Schedule or as consented to in writing in advance by Parent (provided that Parent shall not unreasonably withhold or delay its response to a request for consent) or as otherwise contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and in compliance in all material respects with all applicable Laws and use its commercially reasonable efforts to preserve intact its current business organizations, keep available the services of its current officers, employees and consultants, maintain its rights, Permits and other authorizations issued by Governmental Authorities and preserve its relationships with its customers, suppliers, employees, consultants, licensors, licensees, landlords, distributors and others having business dealings with it, including, but not limited to, Governmental Authorities. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement until the earlier of the termination of this Agreement pursuant to Article VIII or the Effective Time, except as otherwise set forth in Section 5.01(a) of the Company Disclosure Schedule or as otherwise contemplated by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without Parent’s prior written consent (provided that Parent shall not unreasonably withhold or delay its response to a request for consent):
               (i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any other form) in respect of, any of its capital stock, other than dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, (B) adjust, split, combine, subdivide or reclassify, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for (1) purchases, redemptions or other acquisitions of capital stock or other securities (y) required by the terms of the applicable Stock Plan or (z) required by the terms of any other plans, arrangements or Contracts specifically disclosed in Section 5.01(a)(i)(C) of the Company Disclosure Schedule and existing on the date hereof between the Company or any of its Subsidiaries and any Employees (to the extent complete and accurate copies of which have been heretofore delivered to Parent) and (2) regularly quarterly cash dividends on shares of Common Stock at a rate not in excess of $0.26 per share per quarter with record dates established in the ordinary course consistent with past practice, to the extent that the declaration and payment of such dividend is permitted by applicable Law and Contracts to which the Company is a party;

               (ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any (A) shares of its capital stock or any other voting securities (and other than the issuance of shares of Common Stock upon the exercise of Company Stock Options outstanding as of the date of this Agreement in accordance with their terms as of the date of this Agreement and as set forth in Section 3.03(b) of the Company Disclosure Schedule), (B) securities convertible or exchangeable into any shares of capital stock or other voting securities of the Company or any of its Subsidiaries or (C) rights, warrants or options to acquire any shares of capital stock, voting securities or convertible or exchangeable securities of the Company or any of its Subsidiaries, other than (1) Company Stock Options, Performance-Based Restricted Stock Units, Performance Share Awards and Phantom Stock Units, in each case not to exceed that number disclosed in and in respect of those Persons described in Section 5.01(a)(ii) of the Company Disclosure Schedule, which shall be granted on a basis consistent with past practice or as required by any Contract or (2) Company Stock Options with respect to not more than an aggregate of 10,000 shares of Common Stock granted in the ordinary course consistent with past practice under the Stock Plans to newly hired employees or employees receiving promotions;
               (iii) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of any capital stock of the Company or any Subsidiary of the Company;
               (iv) amend the Company Certificate or the Company Bylaws or comparable charter or organizational documents of any Company Subsidiaries;
               (v) directly or indirectly acquire (A) any Person or division, business or equity interest of any Person, by merging or consolidating with, purchasing a substantial portion of the assets of, making an investment in or capital contribution to, or by any other manner, or (B) any assets, rights or properties except for (1) capital expenditures, subject to the limitations of clause (ix) below, (2) purchases of components, raw materials, inventories, supplies or services (excluding purchases of “base gas”) not constituting capital expenditures, in the ordinary course of business consistent with past practice, in any single transaction or a series of related transactions, with a purchase price not in excess of $2.5 million, or (3) purchases of up to 2.0 billion cubic feet of “base gas” at a purchase price not to exceed $8.25 per million British Thermal Units;
               (vi) sell, pledge, encumber, transfer, lease, sublease, license, or otherwise dispose of or subject to any Lien (other than Permitted Liens) any properties, rights or assets of the Company or any of its Subsidiaries, except (A) sales, pledges, dispositions, transfers, leases, subleases, licenses or encumbrances in the ordinary course of business consistent with past practice and required to be effected prior to the Effective Time pursuant to Contracts and non-material leases, subleases or licenses, in each case, in effect prior to the date hereof and (B) sales, pledges, dispositions, transfers, leases, subleases, licenses or encumbrances (1) of assets or properties of the Company or any Company Subsidiaries having a value not to exceed $1 million in the aggregate, (2) of inventory in the ordinary course of business consistent with past practice, (3) pursuant to transportation or storage contracts utilizing only the capacity at the Company’s Mississippi Hub or Bay Gas storage facilities, or at the facilities underlying the “Contracted Assets” set forth in Section 5.01(a)(vi) of the Company Disclosure Schedule (the “Contracted Assets”), in each case in the ordinary course of business consistent with past practice and with the “Marketing Matrix” included in Section 5.01(a)(vi) of the Company Disclosure Schedule (the “Marketing Matrix”) or (4) subject to the limitation contained in clause (xviii) below, in connection with any “park and loan” agreements utilizing only the Company’s Bas Gas storage facilities or the facilities underlying the Contracted Assets, in each case in the ordinary course of business consistent with past practice;
               (vii) unless otherwise expressly permitted under another clause of this Section 5.01(a), enter into any commitment or transaction which involves payments or obligations over the life of such commitment or transaction in excess of $1.0 million, whether inside or outside the ordinary course of business, other than transactions between a wholly owned Subsidiary of the Company and the Company or another wholly-owned Subsidiary of the Company;
               (viii) (A) redeem, repurchase, prepay, forgive, defease, cancel, issue, sell, incur, create, assume or otherwise acquire, or modify in any material respect the terms of, any indebtedness for borrowed money, or any debt securities or rights to acquire debt securities of the Company or any of its Subsidiaries, or assume, guarantee or endorse, or otherwise become responsible for, any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any Company Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing (other than borrowings within the limits under the Credit Facility as of the date hereof or as amended as described in Section 5.01(a)(xi) of the Company Disclosure Schedule) or (B) make any loans, advances or capital contributions to or investments in any Person, other than (1) loans, advances or capital contributions to or investments in the Company and the Company Subsidiaries made in the ordinary course consistent with past practice, (2) loans made in the ordinary course of business and consistent with past practice to the Company’s and the Company Subsidiaries’ employees pursuant to their respective relocation policies and not in excess of $1 million in the aggregate, and (3) advance payments for gas purchases for deliveries within sixty (60) days in the ordinary course of business consistent with past practice, provided that the Company shall provide Parent written notice at or promptly following the making of any such advance payment in excess of $50,000 individually or $200,000 in the aggregate for all such advance payments;
               (ix) make or commit to make any capital expenditure or expenditures exceeding the greater of (1) $5.0 million or (2) ten percent (10%) (measured on a cumulative basis for the actual months that have elapsed since the date hereof through the measurement date) of the net amount listed on the capital expenditures and commitments budget included in Section 5.01(a)(ix) to the Company Disclosure Schedule (the “Cap-X Budget”) in the aggregate, including capital lease obligations but excluding capital expenditures for “base gas,” other than in accordance (on a cumulative basis) with the Cap-X Budget and other than expenditures or commitments related to operational emergencies, equipment failures or outages; provided, however, that the entry into, modification of, amendment to, termination of, cancellation of or failure to renew any Contract relating to the incurrence of any capital expenditure or expenditures shall be governed by clause (xi) below;

               (x) except as required by Law, (A) pay, discharge, release, waive, settle or satisfy any material claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the SEC Reports filed prior to the date of this Agreement (for amounts not in excess of such reserves), or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, provided that such settlements (1) shall not involve out-of-pocket expenditures by the Company, exclusive of insurance coverage, in excess of $100,000 in the aggregate, excluding workers’ compensation and employee health insurance claims, and (2) shall not reasonably be expected to have a material adverse impact (relative to the alternative of not settling) on the operations of the Company or any Company Subsidiaries, (B) waive or assign any claims or rights of material value of the Company or any of its Subsidiaries, or (C) waive any material benefits of, agree to modify in any material respect, subject to the terms hereof, knowingly fail to enforce in any material respect, or consent to any matter for which consent is required under, any material confidentiality or similar Contract to which the Company or the Company Subsidiaries is a party;
               (xi) (A) enter into, materially modify or amend, terminate, cancel or fail to renew any Contract that is or would be a Material Contract if in effect on the date of this Agreement (other than (w) the entry into any Derivative Product that is governed by clause (xviii) below, (x) the amendment to the Credit Facility as specifically contemplated and described in Section 5.01(a)(xi) of the Company Disclosure Schedule, (y) transportation or storage contracts utilizing only the capacity at the Company’s Mississippi Hub or Bay Gas storage facilities, or at the facilities underlying the Contracted Assets, in each case entered into, modified, terminated, cancelled or not renewed in the ordinary course of business consistent with past practice (including in connection with any “open season”) and with the Marketing Matrix or (z) subject to the limitation contained in paragraph (xviii) below, “park and loan” agreements utilizing only the Company’s Bas Gas storage facilities or the facilities underlying the Contracted Assets, in each case entered into in the ordinary course of business consistent with past practice), or waive, release, settle, compromise or assign any material rights or claims thereunder, (B) enter into, modify, amend, cancel or terminate any Contract or waive, release or assign any rights or claims thereunder, that if so entered into, modified, amended, cancelled, terminated, waived, released or assigned would reasonably be expected to (1) impair in any material respect the ability of the Company or the Company Subsidiaries to perform all of their obligations under this Agreement, (2) prevent or materially impede, interfere with, hinder or delay the consummation of any of the Transactions or (3) impair in any material respect the ability of the Company and the Company Subsidiaries to conduct their businesses as currently conducted, or (C) enter into any Contract to purchase, rent, lease, license, use, borrow or otherwise obtain rights to use any transportation or storage facilities or assets owned by third parties, other than any such Contract with a term not in excess of sixty (60) days entered into solely for purposes of maintaining the operational reliability of the Company’s Bay Gas storage facilities;
               (xii) enter into any Contract or take any action, in each case, such that consummation of the Transactions or compliance by the Company or the Company Subsidiaries with the provisions of this Agreement could reasonably be expected to conflict with, result in a violation, breach of or default under (with or without notice or lapse of time, or both), give rise to a right of or result in termination, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, result in the creation of any Lien in or upon any of the properties, rights or other assets of the Company or the Company Subsidiaries under, require the Company or the Company Subsidiaries to license or transfer any of its Intellectual Property or other material assets under, give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract;
               (xiii) except as required by applicable Law to comply with any Benefit Plan or other existing Contract or as may be required to comply with, or satisfy an exemption from, Section 409A of the Code: (A) adopt, enter into, terminate or amend (1) any collective bargaining agreement or Benefit Plan or (2) any other Contract, plan or policy between the Company or the Company Subsidiaries and Employees, except amendments in the ordinary course of business consistent with past practice with respect to Employees who are not Key Personnel, (B) grant any severance or termination pay or increase the compensation of any Employees, other than in the ordinary course of business consistent with past practice, (C) remove any existing restrictions in any Benefit Plans or awards made thereunder, (D) make any deposits or contributions of cash or other property to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Benefit Plan, other than in the ordinary course of business consistent with past practice, (E) take any action to accelerate the vesting or payment of any compensation or benefit under any Benefit Plan or awards made thereunder, (F) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Benefit Plan or change the manner in which contributions to any Benefit Plan are made or the basis on which such contributions are determined, or (G) terminate (other than for cause) any Employee who is classified as Key Personnel, or hire any Employee who would upon hire be classified as Key Personnel, provided, however, that this clause will not prohibit any action set forth in (A)(2), (B), (E) or (G) above to the extent such action is taken in connection with the employment or promotion of any replacement for any Employee previously classified as Key Personnel, so long as such action does not (1) contemplate the issuance of any equity-based compensation or (2) provide for cash compensation materially in excess of the amount previously paid to the Employee being replaced;
               (xiv) except as required by GAAP and as advised by the Company’s independent registered public accounting firm, revalue any material assets of the Company or the Company Subsidiaries or make any material change in accounting methods, policies, principles or practices;
               (xv) perform any quarterly or other interim financial reporting close process in a manner that differs materially from past practice;
               (xvi) write up, write down or write off the book value of any assets, for the Company or the Company Subsidiaries taken as a whole, other than in the ordinary course of business consistent with past practice and not in excess of $5.0 million, except as required by GAAP, any Governmental Authority or as advised in writing by the Company’s independent registered public accounting firm;

               (xvii) create any new Subsidiaries;
               (xviii) (A) modify in any material respect the Company Trading Policies or any similar policy, other than modifications that are more restrictive to the Company and its Subsidiaries, (B) enter into any Derivative Product, including any “park and loan” agreement, or any similar transaction, related to the capacity at the Company’s Mississippi Hub or Bay Gas storage facilities or at the facilities underlying the Contracted Assets, which in each case is not in accordance with the Company Trading Policies, or (C) enter into any Derivative Product, including any “park and loan” agreement, or any similar transaction, which is not related to the capacity at the Company’s Mississippi Hub or Bay Gas storage facilities or at the facilities underlying the Contracted Assets and (1) involves payments or obligations over the life of such Derivative Product, agreement or transaction in excess of $1.0 million or (2) is not in accordance with the Company Trading Policies;
               (xix) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice unless the Company determines in its reasonable commercial judgment that the form or amount of such insurance should be modified;
               (xx) take any action that would cause any representation or warranty of the Company in this Agreement to become untrue or not accurate in a manner such that the condition set forth in Section 7.02(a) would not be satisfied or that would reasonably be expected to result in a Material Adverse Effect; or
               (xxi) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.
          (b) Other Actions. Except as permitted by this Agreement, the Company, Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries to, take any action that would, or that is reasonably likely to, result in any of the conditions set forth in Article VII not being satisfied.
          (c) Advice of Changes; Filings. The Company and Parent shall promptly advise the other orally and in writing if (i) any representation or warranty made by it (and in the case of Parent, made by Merger Sub) contained in this Agreement becomes untrue or inaccurate in a manner that would or would be reasonably likely to result in the failure of any of the conditions set forth in Article VII or (ii) it (and in the case of Parent, Merger Sub) fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it (and, in the case of Parent, Merger Sub) under this Agreement; provided, however, that no such notification shall affect any of the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions set forth in Article VII. The Company and Parent shall, and Parent shall cause Merger Sub to, to the extent permitted by Law, promptly provide the other with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions, other than the portions of such filings that include confidential or proprietary information not directly related to the Transactions.

          (d) Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of the Company Subsidiaries to, (i) timely file all material Tax Returns (taking into account any applicable extensions) required to be filed by or on behalf of each such entity; (ii) timely pay all material Taxes due and payable; (iii) promptly notify Parent of any material Actions that become pending against or with respect to the Company or any of its Subsidiaries in respect of any amount of Tax and not settle or compromise any material Tax liability without Parent’s prior written consent, which shall not be unreasonably withheld or delayed; and (iv) not make or change any material Tax election, change any annual accounting period, adopt or change any accounting method or practice with respect to Taxes, enter into any closing agreement, surrender any right to claim a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company or the Company Subsidiaries, other than with Parent’s prior written consent (which shall not be unreasonably withheld or delayed), other than in the ordinary course of business consistent with past practice, or other than as may be necessary to conform to changes in Tax Laws. Any Tax Returns described in this Section 5.01(d) shall be complete and correct in all material respects and shall be prepared on a basis consistent with the past practice of the Company, except as may be necessary to conform to changes in Tax Laws. The Company shall notify Parent upon the filing of any such material Tax Return and shall make such Tax Returns available to Parent.
          (e) Maintenance of Control of Operations. Nothing contained in this Agreement (including, without limitation, this Section 5.01) is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of the Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or any of its Subsidiaries’ operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
     Section 5.02. No Solicitation.
          (a) Except as set forth in this Section 5.02, until the earlier of the Effective Time or the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall not authorize or permit the Company Subsidiaries or any of their respective directors, officers, employees, advisors, agents, representatives or controlled Affiliates (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any Takeover Proposal or the making thereof, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information in connection with, or otherwise cooperate in any way with, any Takeover Proposal or (iii) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligation of any Person other than Parent. The Company shall, and shall cause the Company Subsidiaries to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Takeover Proposal, terminate any and all Persons’ (other than Parent and its Affiliates) access to the Company’s electronic data room and request the prompt return or destruction of all confidential information previously furnished or provided to any such Person in connection with any applicable confidentiality agreement. Notwithstanding anything in this Agreement, in response to a written

Takeover Proposal that the Board of Directors of the Company or any committee thereof reasonably determines in good faith is bona fide and (after consultation with outside counsel and a financial advisor of nationally recognized reputation) is, or is reasonably likely to result in, a Superior Proposal, and which Takeover Proposal was made after the date hereof and was not the result of a material breach by the Company of this Section 5.02(a), the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Takeover Proposal (and its Representatives) pursuant to a confidentiality agreement containing confidentiality provisions, not less restrictive to such Person than the provisions of the Confidentiality Agreement are to Parent; provided that all such information has previously been provided to Parent or is provided to Parent prior to or substantially concurrent with the time it is provided to such Person, and (B) participate in discussions or negotiations with the Person making such Takeover Proposal (and its Representatives) regarding such Takeover Proposal, if and only to the extent that in connection with the foregoing clauses (A) and (B), the Board of Directors of the Company concludes in good faith (after consultation with its outside counsel and a financial advisor of nationally recognized reputation) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.
     The term “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Affiliates) relating to, or that could reasonably be expected to lead to, any direct or indirect acquisition or purchase, in one transaction or a series of transactions, of assets (including equity securities of any Company Subsidiary) or businesses that constitute 20% or more of the revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or 20% or more of any class of equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of any class of equity securities of the Company, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, share exchange or similar transaction involving the Company or the Company Subsidiaries pursuant to which any Person or the equityholders of any Person would own 20% or more of any class of equity securities of the Company or of any resulting parent company of the Company, in each case other than the Transactions. For purposes of this definition, a Person shall also mean any group (as defined in Rule 13d-5 under the Exchange Act) of Persons (other than Parent and its Affiliates).
     The term “Superior Proposal” means any bona fide Takeover Proposal (with all percentages in the definition of Takeover Proposal changed to 50%) made in writing and not the result of a violation of Section 5.02(a) that the Board of Directors of the Company reasonably determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation) to be: (i) more favorable to the Company Stockholders from a financial point of view than the Transactions, and (ii) reasonably likely to be completed on the terms proposed, taking into account all financial, legal, regulatory and other aspects of such proposal, in each case of clauses (i) and (ii), after taking into account any written proposal by Parent in response to such Takeover Proposal or any written proposal by Parent to amend the terms of the Transactions.
          (b) Except as set forth in this Section 5.02, until the earlier of the time that the Stockholder Approval is received or the termination of this Agreement pursuant to Article VIII, neither the Board of Directors of the Company nor any committee thereof shall (i) (A) withdraw, modify or qualify the Company Recommendation in any manner adverse to Parent, (B) take any other action or make any public statement in connection with the Company Recommendation, the Merger or the Company Stockholders’ Meeting that is inconsistent with the Company Recommendation, or fail to make the Company Recommendation in the Proxy Statement or (C) adopt or recommend, or propose publicly to adopt or recommend, any Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) adopt or recommend, or publicly propose to adopt or recommend, or approve the Company’s or the Company Subsidiaries’ execution or entry into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract constituting or related to, or that is intended to or could reasonably be expected to lead to, any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.02(a)) (an “Acquisition Agreement”).
          (c) Notwithstanding anything in this Agreement to the contrary, at any time prior to the time that the Stockholder Approval is received and subject to Section 5.02(e), the Board of Directors of the Company may make a Company Adverse Recommendation Change: (i) in response to a material development or change in material circumstances occurring or arising after the date hereof, the existence and material consequences of which were not known to the Company’s Board of Directors as of or prior to the date hereof (and not relating to any Takeover Proposal), if the Board of Directors of the Company concludes in good faith, after consultation with its outside counsel, that the failure of the Board of Directors to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law or (ii) in response to a Takeover Proposal, if the Board of Directors of the Company concludes that such Takeover Proposal constitutes a Superior Proposal, and such Takeover Proposal was made after the date hereof and was not the result of a material breach of this Section 5.02. If the Board of Directors of the Company makes a Company Adverse Recommendation Change pursuant to Section 5.02(c)(ii), the Company may terminate this Agreement pursuant to Section 8.01(f), and enter into an Acquisition Agreement, if the Board of Directors of the Company has concluded in good faith, after consultation with its outside counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to terminate this Agreement would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company (including any committee thereof) may not effect a Company Adverse Recommendation Change as contemplated in Section 5.02(c)(ii) and/or terminate this Agreement pursuant to Section 8.01(f) unless:
               (A) the Company shall have provided prior written notice to Parent and Merger Sub, at least four (4) Business Days in advance (the “Notice Period”), of its intention to effect a Company Adverse Recommendation Change in response to a Superior Proposal and/or to terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal, and contemporaneously with providing such notice shall have provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and any other materials submitted therewith; and
               (B) prior to effecting such Company Adverse Recommendation Change in response to a Superior Proposal and/or terminating this Agreement to enter into a definitive agreement with respect to such Superior Proposal, if requested by Parent the Company shall, and shall cause its legal and financial advisors to, during the Notice Period, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal.
In the event that during the Notice Period any revisions are made to the Superior Proposal to which the proviso in this Section 5.02(c) applies and the Board of Directors of the Company in its good faith judgment determines such revisions are material (it being agreed that any change in the purchase price in such Superior Proposal shall be deemed a material revision), the Company shall be required to deliver a new written notice to Parent and Merger Sub and to comply with the requirements of this Section 5.02(c) with respect to such new written notice except that the Notice Period shall be reduced to two (2) Business Days.
          (d) In addition to the obligations of the Company set forth in subsections (a) through (c) of this Section 5.02, the Company shall (i) promptly (and in any event within 24 hours of learning of the relevant information) advise Parent orally and in writing of the receipt of any Takeover Proposal, the material terms and conditions of any such Takeover Proposal (including any changes thereto) and the identity of the Person making any such Takeover Proposal, (ii) keep Parent informed in all material respects of the status and details (including any change to the material terms thereof) of any Takeover Proposal and (iii) publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation, unless a Company Adverse Recommendation Change is permitted by Section 5.02(c).
          (e) Nothing contained in this Section 5.02 shall prohibit the Company or the Board of Directors of the Company from at any time taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement required under Rule 14d-9 under the Exchange Act or other applicable Law; provided, however, that in no event shall the Company or the Board of Directors of the Company or any committee thereof take, or agree or resolve to take, any action prohibited by Section 5.02(b).
ARTICLE VI
ADDITIONAL AGREEMENTS
     Section 6.01. Company Stockholders’ Meeting.
          (a) As promptly as reasonably practicable after the date of this Agreement, the Company shall prepare and file with the SEC a preliminary Proxy Statement relating to the Company Stockholders’ Meeting. Parent, Merger Sub and their counsel shall be given reasonable opportunity to review and comment on the Proxy Statement and any amendments or supplements thereto in advance of filing the same with the SEC or mailing to the Company Stockholders. Subject to Section 5.02(c), the Company shall, through the Board of Directors of the Company, include in the Proxy Statement the Company Recommendation (to the extent applicable). The Company agrees, as to itself and its Subsidiaries, that at the date of mailing to the Company Stockholders and at the time of the Company Stockholders’ Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange

Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall use commercially reasonable efforts to obtain and furnish the information required by applicable Law to be included in the Proxy Statement, and Parent shall promptly furnish to the Company all information concerning Parent and Merger Sub that is required or reasonably requested by the Company in connection with the Proxy Statement. The Company shall (i) provide Parent, Merger Sub and their counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Proxy Statement as soon as reasonably practicable after the receipt thereof, (ii) consult in good faith with Parent, Merger Sub and their counsel prior to responding to any such comments, and (iii) provide Parent, Merger Sub and their counsel with a copy of any written responses thereto and telephonic notification of any oral responses thereto made by the Company or its counsel. The Company agrees to use commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to any comments made by the SEC. The Company will use commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after clearance of the Proxy Statement by the SEC. The Company, Parent and Merger Sub each agree promptly to correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Proxy Statement as so corrected to be filed with the SEC and mailed to Company Stockholders to the extent required by applicable Federal securities Laws. Unless this Agreement is validly terminated in accordance with its terms pursuant to Article VIII, the Company shall submit this Agreement to its stockholders at the Company Stockholders’ Meeting even if the Company’s Board of Directors shall have withdrawn, modified or qualified its recommendation thereof or otherwise effected a Company Adverse Recommendation Change or proposed or announced any intention to do so.
          (b) The Company, acting through its Board of Directors, shall, in accordance with applicable Law and the Company Certificate and Company Bylaws:
               (i) as soon as reasonably practicable, duly set a record date for, call and give notice of the Company Stockholders’ Meeting for the purpose of considering and taking action with respect to this Agreement; and
               (ii) as soon as reasonably practicable following the record date, (A) cause the definitive Proxy Statement to be mailed to the Company Stockholders, (B) unless the Board of Directors of the Company shall have made a Company Adverse Recommendation Change pursuant to Section 5.02(c), use commercially reasonable efforts to assist Parent and Merger Sub to solicit from the Company Stockholders proxies approving the Merger and adopting this Agreement and (C) convene and hold the Company Stockholders’ Meeting and take all other action reasonably necessary or advisable to assist Parent and Merger Sub with securing the approval of the Company Stockholders required by the DGCL and any other applicable Law to effect the Merger.

          (c) Parent agrees to vote, or cause to be voted, all of the shares of Common Stock then owned by it, Merger Sub or any of its other Subsidiaries and Affiliates in favor of the adoption of this Agreement.
     Section 6.02. Access to Information; Confidentiality.
          (a) To the extent permitted by applicable Law and subject to the terms of the Confidentiality Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to Parent’s officers, employees, accountants, counsel, financial advisors and other Representatives, during normal business hours and upon reasonable prior notice to the Company, reasonable access (including for the purpose of coordinating integration activities and transition planning with the employees of the Company and its Subsidiaries) to all of the Company’s and the Company Subsidiaries’ properties, books, Contracts, commitments, personnel and records as Parent may from time to time reasonably request, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning the Company’s and the Company Subsidiaries’ businesses, properties, facilities, operations and personnel, in each case as Parent may reasonably request. If any of the information or material furnished pursuant to this Section 6.02(a) includes materials or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Action, each party understands and agrees that the parties have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties that the sharing of such material or information is not intended to, and shall not, waive or diminish the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. Subject in all respects to the terms of this Section 6.02(a), promptly after receipt thereof, the Company shall deliver to Parent copies of any written reports to the Company’s risk management committee or similar body, pursuant to the Company’s existing risk management policies (including the Company Trading Policies), in connection with any breaches of, or exceptions from, the Company’s existing risk management policies (including the Company Trading Policies).
          (b) Each of Parent and the Company shall hold, and shall cause its Representatives (as defined in the Confidentiality Agreement) to hold, all information received from the other party, directly or indirectly, in confidence in accordance with, and shall otherwise abide by and be subject to, the terms and conditions of the Confidentiality Agreement dated May 30, 2008 between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”). The Confidentiality Agreement shall survive any termination of this Agreement in accordance with its terms.
     Section 6.03. Further Action; Efforts.
          (a) Subject to the terms and conditions of this Agreement, each party shall (and shall cause its Subsidiaries to) use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the Merger and the other Transactions, including preparing and filing as soon as reasonably practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, each party agrees (i) to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as soon as reasonably practicable after the date hereof, (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) use commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods with respect to the Merger under the HSR Act.
          (b) Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.03(a), use its commercially reasonable efforts to (in each case to the extent practicable and permitted under applicable Law) (i) cooperate with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any Action initiated by a private party; (ii) keep the other party reasonably informed of the status of matters related to the Transactions, including furnishing the other with any written notices or other communications received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any communication received or given in connection with any Action by a private party, in each case regarding any of the Transactions; and (iii) permit the other party to review and consult with each other in advance of any communication given by it to, or any meeting or conference with, the FTC, the DOJ or any other Governmental Authority or, in connection with any Action under Antitrust Law by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences in accordance with Antitrust Law.
          (c) In addition to and not in limitation of the covenants of the parties contained in Sections 6.03(a) and (b), each party hereto shall use its best efforts (in each case to the extent permitted under applicable Law) to resolve such objections, if any, as may be asserted with respect to the Transactions under any Antitrust Law, including agreeing to take or cause its Subsidiaries to take any action or agree to take any action or consent to the taking of any action not inconsistent with this Section 6.03(c). Notwithstanding the foregoing, nothing in this Section 6.03 shall require any party hereto to take any action which (i) requires any party hereto to sell, hold separate or otherwise dispose of any business or assets, or conduct its (or its Subsidiaries’) business in any specified manner, (ii) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its Subsidiaries) or the Company, taken individually or in the aggregate, or (iii) is not conditioned on the consummation of the Merger.
          (d) In the event that any administrative or judicial Action is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the Merger or the other Transactions, each of Parent, Merger Sub and the Company shall cooperate with each other and use its commercially reasonable efforts (in each case to the extent practicable and permitted under applicable Law) to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.
     Section 6.04. Indemnification, Exculpation and Insurance.
          (a) As of the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless the current and former directors and officers of the Company and the Company Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Law or as provided in the Company Certificate, the Company Bylaws, the organizational documents of any Company Subsidiary or any written indemnification Contract between such directors or officers and the Company (in each case, as in effect on the date hereof). Such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. From the Effective Time through the sixth (6th) anniversary of the date on which the Effective Time occurs, the certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of the Company and the Company Subsidiaries for acts or omissions occurring at or prior to the Effective Time than are presently set forth in the Company Certificate and Company Bylaws, and such provisions shall not be amended, repealed, or otherwise modified in any manner that could adversely affect the rights thereunder of any Person benefited by such provisions. Parent hereby unconditionally guarantees the obligations of the Surviving Corporation under this Section 6.04.
          (b) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 6.04.
          (c) The Company shall use commercially reasonable efforts to purchase, prior to the Effective Time, and if the Company does not so purchase, Parent shall or shall cause the Surviving Corporation to purchase promptly after the Effective Time a six-year “tail” prepaid policy on the Company’s directors’ and officers’ liability insurance policy covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof. Following the Effective Time, Parent shall or shall cause the Surviving Corporation to maintain such “tail” policy in full force and effect and to continue to honor its obligations thereunder. If the Company, Parent and the Surviving Corporation for any reason fail to obtain such “tail” policy as of or promptly after, as applicable, the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain (directly or indirectly through the Company’s existing insurance programs) in effect the Company’s current directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy (a complete and accurate copy of which has been previously delivered to Parent), on terms with respect to such coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that Parent may (i) substitute policies of Parent containing terms with respect to coverage (including with respect to deductibles and exclusions) and amounts no less favorable to such directors and officers or (ii) request that the Company obtain such extended reporting period coverage under its existing insurance programs, to be effective as of the Effective Time, or, if such insurance is unavailable, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase the best available coverage (including with respect to deductibles and exclusions) for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing directors’ and officers’ liability insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement. Notwithstanding anything in the foregoing, in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
          (d) The provisions of this Section 6.04 (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
     Section 6.05. Fees and Expenses.
          (a) Except as otherwise provided in this Section 6.05, all fees and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
          (b) In the event that this Agreement is terminated by Parent pursuant to Section 8.01(e), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the second (2nd) Business Day following the date of termination of this Agreement.
          (c) In the event that this Agreement is terminated by the Company pursuant to Section 8.01(f), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds concurrently with such termination.
          (d) In the event that this Agreement is terminated:
               (i) by Parent pursuant to Section 8.01(c) and, prior to the breach giving rise to such right of termination, a Takeover Proposal has been publicly announced or shall have otherwise become publicly known;

               (ii) by the Company or Parent pursuant to Section 8.01(b)(ii) and, prior to such termination, a Takeover Proposal has been publicly announced or shall have otherwise become publicly known; or
               (iii) by the Company or Parent pursuant to Section 8.01(b)(iii) and prior to the Company Stockholders’ Meeting, a Takeover Proposal has been publicly announced or shall have otherwise become publicly known; and
within nine (9) months after such termination, the Company enters into a definitive Contract to consummate, or consummates, the transactions contemplated by any Takeover Proposal (regardless of whether such Takeover Proposal is made before or after termination of this Agreement), then the Company shall pay Parent the Termination Fee by wire transfer of same-day funds on the second (2nd) Business Day following the earlier of the date the Company enters into such Contract or consummates such Takeover Proposal. For purposes of this Section 6.05(d), all references (whether in words or numerals) to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to refer to “more than fifty percent (50%).”
          (e) The Company and Parent acknowledge and agree that the agreements contained in Section 6.05 are an integral part of the Transactions, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to Section 6.05, and, in order to obtain such payment, Parent commences an Action that results in a judgment against the Company for the Termination Fee, the Company shall pay Parent its costs and expenses (including attorneys’ fees and expenses) in connection with such Action, together with interest on the amount of the Termination Fee and/or expenses, as the case may be, from the date such payment was required to be made until the date of payment, at the prime rate of Regions Bank, in effect on the date such payment was required to be made.
     Section 6.06. Public Announcements. Except with respect to any Company Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, by court process or by obligations pursuant to any listing agreement with any national securities exchange.
     Section 6.07. Stockholder Litigation. The Company shall give Parent prompt written notice of, and the opportunity to participate in, subject to a customary joint defense agreement, but not control, the defense or settlement of, any stockholder litigation against the Company and/or its directors relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed.
     Section 6.08. Employee Matters.
          (a) For a period of twelve (12) months following the Effective Time, subject to the terms of any collective bargaining agreement, the employees of the Company and the

Company Subsidiaries immediately prior to the Effective Time (the “Continuing Employees”), while such Continuing Employees remain in the employment of the Surviving Corporation and its Subsidiaries, shall receive each of (i) employee welfare and retirement benefits that, in the aggregate, and (ii) base salary or an hourly wage that, is substantially similar to, either (A) those provided by the Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries or (B) those provided or paid by the Company and the Company Subsidiaries immediately prior to the Effective Time; provided, that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, continue or adopt any plans or arrangements providing for the issuance of, shares of capital stock, warrants, options, stock appreciation rights or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangements.
          (b) Nothing contained herein shall be construed as requiring, and neither the Company nor any Company Subsidiary shall take any action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific Benefit Plans or to continue the employment of any specific person.
          (c) Parent shall cause the Surviving Corporation to recognize the service of each Continuing Employee as if such service had been performed with Parent with respect to any plans or programs in which Continuing Employees are eligible to participate after the Effective Time (i) for purposes of determining eligibility to participate and vesting (but not benefit accrual) under any defined benefit pension plan, if any, (ii) for purposes of determining eligibility for, and the amount of, vacation and any other paid time-off plan or policy, (iii) for purposes of determining eligibility and participation under any defined contribution plan or health or welfare plan (including any post-employment health or post-employment welfare plan), (iv) for purposes of eligibility for any company matching contributions, and (v) unless covered under another arrangement with or of the Company, for the purpose of determining eligibility for, and the amount of, any severance payable under any severance plan of general application, except, in each case, to the extent such treatment would result in duplicative benefits.
          (d) With respect to any welfare plan maintained by Parent in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans maintained by the Company prior to the Effective Time and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any analogous deductible or out-of-pocket requirements applicable under any such plan, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.
          (e) The provisions of this Section 6.08 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and Benefits Plans maintained for or provided to Continuing Employees prior to or following the Effective Time, or (ii) confer upon or give to any Person (including for the avoidance of doubt any Employees or current or former employees, directors, or independent contractors of Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.08) under or by reason of any provision of this Agreement. Nothing in this Section 6.08 shall be construed to interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent or the Surviving Corporation to discharge or terminate the services of any Continuing Employee.
     Section 6.09. Takeover Laws. The Company and its Board of Directors shall (a) use commercially reasonable efforts to ensure that no state takeover Law or similar Law is or becomes applicable to this Agreement, the Merger or any of the other Transactions and (b) if any state takeover Law or similar Law becomes applicable to this Agreement, the Merger or any of the other Transactions, use commercially reasonable efforts and take such actions as are necessary to ensure that the Merger and the other Transactions may be consummated as soon as reasonably practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effect of such Law on this Agreement, the Merger and the other Transactions.
ARTICLE VII
CONDITIONS PRECEDENT TO THE MERGER
     Section 7.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and the Company on or prior to the Closing Date of the following conditions:
          (a) Stockholder Approval. The Company Stockholder Approval shall have been obtained in accordance with applicable Law.
          (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court or agency of competent jurisdiction or other Law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect that by its terms prevents the consummation of the Merger.
          (c) Antitrust Laws. The waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.
     Section 7.02. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to perform this Agreement and consummate the Merger are subject to the satisfaction or waiver by Parent and Merger Sub on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. (i) Each representation or warranty of the Company contained in Section 3.03(a), Section 3.03(b), Section 3.04 and Section 3.08(c) of the Agreement shall be true and correct in all respects (except for any de minimis inaccuracy with respect to Section 3.03(a) or Section 3.03(b)), (ii) each representation or warranty of the Company contained in Section 3.22 of the Agreement shall be true and correct in all material respects, in each of clauses (i) and (ii) hereof as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date) and (iii) each other representation or warranty of the Company contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent that such representation or warranty expressly relates to a specified date, in which case as of such specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be true as of such dates, has not had and would not reasonably be expected to have a Material Adverse Effect.
          (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.
          (c) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated as of the Effective Time signed on its behalf by its Chief Executive Officer or Chief Financial Officer to the effect that the conditions set forth in Sections 7.02(a) and (b) have been satisfied.
          (d) Regulatory Approvals. Any required or necessary approvals, consents or authorizations from the APSC or the FCC relating to the Transactions shall have been obtained, such approvals shall have become Final Orders and such Final Orders shall not impose terms or conditions that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect or a Parent Material Adverse Effect. A “Final Order” means action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired, and as to which all conditions to the consummation of such transactions prescribed by law, regulation or order have been satisfied.
     Section 7.03. Conditions to Obligations of the Company. The obligations of the Company to perform this Agreement and consummate the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of each of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualifications or limitations as to materiality or Parent Material Adverse Effect set forth therein) as of the date of this Agreement and as of the Effective Time as though made at the Effective Time (except to the extent such representation or warranty expressly relates to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct as of such dates, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

          (b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all agreements, covenants and obligations required to be performed by each of them under this Agreement prior to the Effective Time.
          (c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated as of the Effective Time signed on its behalf by an executive officer of Parent to the effect that the conditions set forth in Sections 7.03(a) and (b) have been satisfied.
ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER
     Section 8.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval (other than pursuant to Section 8.01(e) or Section 8.01(f), under which termination and abandonment may occur only before receipt of Stockholder Approval):
          (a) by mutual written consent of Parent, Merger Sub and the Company;
          (b) by either Parent or the Company:
               (i) if any Restraint preventing the consummation of the Merger shall have become final and nonappealable;
               (ii) if the Effective Time shall not have occurred prior to April 30, 2009 (the “End Date”); or
               (iii) in the event that the Stockholder Approval is not obtained at the Company Stockholders’ Meeting where such matter was presented to the Company Stockholders for approval and voted upon;
     provided that the right to terminate this Agreement pursuant to Section 8.01(b)(ii) or Section 8.01(b)(iii) shall not be available to any party that has breached in any material respect its obligations under this Agreement and such breach shall have principally caused the occurrence of the failure of a condition to the consummation of the Merger.
          (c) by Parent if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in any of the conditions set forth in Section 7.02 not to be satisfied and (ii) is not cured, or is incapable of being cured, by the Company within 30 calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c) and Parent’s basis therefor (or, if the End Date is less than 30 calendar days from the date of the notice by Parent, is not cured, or is incapable of being cured, by the Company by the End Date); provided that Parent and Merger

Sub are not then in breach of this Agreement such that the conditions set forth in Section 7.03(a) and Section 7.03(b) would not be satisfied.
          (d) by the Company if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would result in any of the conditions set forth in Section 7.03 not to be satisfied and (ii) is not cured, or is incapable of being cured, by Parent or Merger Sub within 30 calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the Company’s basis therefor (or, if the End Date is less than 30 calendar days from the date of the notice by the Company, is not cured, or is incapable of being cured, by Parent or Merger Sub by the End Date); provided that the Company is not then in breach of this Agreement such that any of the conditions set forth in Section 7.02(a) or Section 7.02(b) would not be satisfied;
          (e) by Parent in the event of a Company Adverse Recommendation Change; or
          (f) by the Company in accordance with the terms and subject to the conditions of Section 5.02(c)(ii); provided that, concurrently with such termination, the Company pays to Parent the Termination Fee payable pursuant to Section 6.05(c).
     Section 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company (or of any of their respective representatives or Affiliates) under this Agreement, except that the second (2nd) and third (3rd) sentences of Section 6.02(a) and the entirety of each of Section 6.02(b), Section 6.05, this Section 8.02 and Article IX shall survive such termination; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from the willful or intentional material breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.
     Section 8.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Stockholder Approval; provided, however, that (a) after such Stockholder Approval has been obtained, there shall be made no amendment that by applicable Law requires further approval by the Company Stockholders without such further approval having been obtained, and (b) except as provided in the preceding clause (a), no amendment of this Agreement by the Company shall require the approval of the Company Stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
     Section 8.04. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by applicable Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 8.03 and to the extent permitted by applicable Law, waive compliance with any of the agreements or conditions contained herein. Subject to the proviso of Section 8.03(a), no extension or waiver by the Company shall require the approval of the Company Stockholders. Any agreement by a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.
ARTICLE IX
GENERAL PROVISIONS
     Section 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.
     Section 9.02. Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          if to Parent or Merger Sub, to:
Sempra Energy
101 Ash Street
San Diego, California 92101
Fax: (619) 696-4609
Attention: George Liparidis, President and Chief Executive Officer, Sempra
    Pipelines and Storage
gliparidis@semprapipelines.com
          with copies to:
Sempra Energy
101 Ash Street
San Diego, California 92101
Fax: (619) 696-4310
Attention: Kevin Sagara, Vice President and Associate General Counsel
ksagara@sempra.com

Latham & Watkins LLP
12636 High Bluff Road, Suite 400
San Diego, California 92130-2071
Fax: (858) 523-5450
Attention: Barry M. Clarkson, Esq.
barry.clarkson@lw.com
          if to the Company, to:
EnergySouth, Inc.
2828 Dauphin Street
Mobile, Alabama 36606
Fax: (251) 478-5817
Attention: C.S. Liollio, President and Chief Executive Officer
dliollio@energysouth.com
          with a copy to:
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Fax: (404) 881-7777
Attention: M. Hill Jeffries, Esq.
                    Justin R. Howard, Esq.
hill.jeffries@alston.com
justin.howard@alston.com
     Section 9.03. Definitions. For purposes of this Agreement:
          (a) an “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
          (b) “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
          (c) a “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions are required or authorized by Law to be closed in New York City.
          (d) “Company Stock Option” means each outstanding unexercised option to purchase shares of Common Stock, whether or not then vested or fully exercisable, granted to any current or former employee, director, consultant or advisor of the Company or any Company

Subsidiary or any other Person, whether under any stock option plan or otherwise (including the Stock Plans).
          (e) “Credit Facility” shall mean the Amended and Restated Credit Agreement, dated as of November 28, 2007, by and among the Company, Bay Gas Storage Company, Ltd., and Regions Bank, as administrative agent for the lenders from time to time party thereto, as such agreement may be amended or supplemented from time to time.
          (f) “Derivative Product ” shall mean (i) any swap, cap, floor, collar, futures Contract, forward Contract, option and any other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities, emissions allowances, renewable energy credits, currencies, interest rates and indices or (ii) any forward Contracts or other supply Contracts, whether for physical or financial settlement, for delivery of electricity (including capacity and ancillary services products related thereto), natural gas, crude oil, petcoke, lignite, coal and other commodities and emissions and renewable energy credits, whether at fixed or market prices (other than deliveries of natural gas by Mobile Gas Service Corporation in the ordinary course of business and consistent with past practice).
          (g) “Environmental Claim” means any and all actions, suits, hearings, arbitrations, demands, claims, directives, written notices of noncompliance from any Person (including Governmental Authorities), liens, investigations, or proceedings (whether administrative, judicial or regulatory), alleging potential liability (including without limitation for costs of response, remediation, investigation, fines, penalties, oversight costs, contribution, indemnity, personal injury, nuisance, property damage, recoupment or natural resource damages), under any applicable Environmental Law.
          (h) “Environmental Permit” means any Permit required under, or issued pursuant to, applicable Environmental Laws.
          (i) “Hazardous Materials” means collectively, (i) any chemical, waste, material or substance that is listed or regulated under applicable Environmental Laws as a “hazardous,” “special” or “toxic” substance or waste, or as a “contaminant” or “pollutant” or words of similar import and (ii) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, medical or infectious wastes, polychlorinated biphenyls, radioactive substances, chlorofluorocarbons and similar ozone-depleting substances.
          (j) “Intellectual Property” means all intellectual property rights, including without limitation patents, patent applications, inventions, technology, discoveries, works-for-hire, processes, formulae, copyrights and copyrightable works (including software, databases, applications, code, systems, networks, website content, documentation and related items), copyright registrations and applications, trademarks, trademark registrations and applications, service marks, service mark registrations and applications, trade names, brand names, logos, domain names, corporate names, symbols, trade dress and other source indicators, and the goodwill of the business appurtenant thereto, trade secrets, know-how and other confidential or proprietary information, including schematics, business methods, drawing, prototypes, models, designs and all other intellectual property rights, including any exclusive or non-exclusive license to any of the foregoing.
          (k) “Key Personnel” means any director, officer or other employee of the Company or any Subsidiary of the Company with annual base salary in excess of $150,000.
          (l) “Knowledge” means, with respect to any matter in question, the actual knowledge, after reasonable inquiry, of (i) in the case of the Company, the persons set forth on Section 9.03(l) of the Company Disclosure Schedule, and (ii) in the case of Parent, Parent’s chief executive officer, president and chief operating officer, chief financial officer and executive vice president and general counsel.
          (m) “Law” or “Laws” means any foreign or domestic (Federal, state or local) law, statute, ordinance, common law, or any regulation, rule, standard, code, permit, license, injunction, judgment, decree, arbitration award, order or agency requirement of any Governmental Authority.
          (n) “Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is or would reasonably be expected (i) to prevent, materially delay or materially impede the ability of the Company to consummate the Merger or the other Transactions or (ii) to be materially adverse to the business, condition (financial or otherwise), assets, liabilities or results of operations of Company and the Company Subsidiaries, taken as a whole; provided that in the case of (ii) above that none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (A) any change, effect, event, occurrence, state of facts or development (1) in the financial or securities markets or the economy or political conditions in the United States generally or (2) in the industries in which the Company or any of the Company Subsidiaries operates in general, including any change in the price of any commodity related thereto (including natural gas), to the extent (in the case of (1) or (2)) that such change, effect, event, occurrence, state of facts or development does not disproportionately impact the Company and the Company Subsidiaries (taken as a whole) in a material fashion as compared to comparable participants in the industries in which the Company and the Company Subsidiaries operate but taking into account for purposes of determining whether a Material Adverse Effect has occurred only the materially disproportionate adverse impact, (B) changes in the trading price of shares of Common Stock between the date hereof and the Effective Time (it being understood that any fact or development giving rise to or contributing to such change in the trading price of shares of Common Stock may be taken into account in determining whether it has been or will be a Material Adverse Effect), (C) changes or developments resulting from or caused by natural disasters, outbreaks of major hostilities in which the United States is involved or any act of war or terrorism within the United States or directed against its facilities, citizens or interests wherever located, (D) failure by the Company to meet internal or third-party projections, forecasts, budgets or any published revenue or earnings projections for any period ending on or after the date of this Agreement (it being understood that any fact or development giving rise to or contributing to such failure may be taken into account in determining whether it has been or will be a Material Adverse Effect), (E) actions required to be taken by the Company under this

Agreement or taken at the express request or direction of Parent or Merger Sub or any effect to the extent resulting from entering into this Agreement or the announcement of the Transactions, or (F) changes in Law or GAAP.
          (o) “Parent Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, is or would reasonably be expected to prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.
          (p) “Performance-Based Restricted Stock Unit Award” means a stock unit award granted under a Stock Plan representing the right to receive, on a one-for-one basis, a cash amount equal to the fair market value of one share of Common Stock in the future based on the Company’s achievement of pre-established performance goals.
          (q) “Performance Share Award” means a performance share award granted under a Stock Plan representing the right to receive, on a one-for-one basis, shares of Common Stock in the future based on the Company’s achievement of pre-established of performance goals.
          (r) a “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.
          (s) “Rabbi Trust” means the rabbi trust pursuant to which shares of Common Stock are held pursuant to the Second Amended and Restated EnergySouth, Inc. Non-Employee Directors Deferred Fee Plan.
          (t) “Release” means any spilling, emitting, discharge, release, pumping, leaking, pouring, emptying, disposal, injecting, escaping, dumping or leaching into the environment.
          (u) “SEC” means the U.S. Securities and Exchange Commission, or any successor entity thereto.
          (v) “Stock Plans” means the 2008 Incentive Plan of the Company, the 2003 Stock Option Plan of the Company, the Amended and Restated Stock Option Plan of the Company, effective as of February 2, 1998, the Company’s Second Amended and Restated Non-Employee Directors Deferred Fee Plan and the Company’s 2005 Non-Employee Directors Deferred Fee Plan.
          (w) a “Subsidiary” of any Person means another Person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

          (x) “Taxing Authority” means any Governmental Authority or any quasi-governmental body exercising Tax regulatory authority.
          (y) “Termination Fee” means $25,000,000.
     Section 9.04. Interpretation; Disclosure Schedule. When a reference is made in this Agreement to an Article, Section or Schedule, such reference shall be to an Article of, Section of, or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to “this Agreement” shall include the Company Disclosure Schedule and shall be deemed to include references to the “plan of merger” contained herein (as such term is used in the DGCL). All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. In calculating the number of days or Business Days required pursuant to any provision of this Agreement, the first day or Business Day shall be the day notice is received (except, in the case of a period of Business Days, for receipt on a non-Business Day in which case the first Business Day thereafter) and the last Business Day shall end at 11:59 p.m. New York City time. The inclusion of any information in the Company Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business or that it would be appropriate to include any similar item.
     Section 9.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.
     Section 9.06. Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Copies of executed counterparts transmitted by telecopy, telefax or electronic transmission shall be considered original executed counterparts for purposes of this Section 9.06 provided that receipt of copies of such counterparts is confirmed.

     Section 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Schedule) and the Confidentiality Agreement and any agreements entered into contemporaneously herewith constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and are not intended to and do not confer upon any Person other than the parties hereto any legal or equitable rights or remedies except (a) following the Effective Time, for the provisions of Section 6.04, and (b) the rights of Company Stockholders to pursue claims for damages and other relief, including specific performance or other equitable relief, for Parent’s or Merger Sub’s willful breach or willful and wrongful repudiation or termination of this Agreement, willful and wrongful failure to consummate the Merger or fraud, and after the Effective Time, the rights of Company Stockholders to receive the Merger Consideration and of holders of Company Stock Options, Performance-Based Restricted Stock Units, Performance Share Awards or Phantom Stock Units to receive the consideration described in Section 2.08; provided that, prior to the Effective Time, the rights granted pursuant to this Section 9.07 shall only be enforceable on behalf of the Company Stockholders by the Company in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such shares of Common Stock and subsequently trade and transfer therewith and, consequently, any damages, settlement or other amounts recovered or received by the Company (net of any expenses incurred by the Company in connection therewith) with respect to such claims may, in the Company’s sole and absolute discretion be (x) distributed, in whole or in part, by the Company to Company Stockholders as of any date determined by the Company or (y) retained by the Company for the use and benefit of the Company on behalf of the Company Stockholders in any manner the Company deems fit.
     Section 9.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.
     Section 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any assignment without such consent shall be null and void, except that Parent and Merger Sub, upon prior written notice to the Company, may assign, in their sole discretion, any of or all their rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
     Section 9.10. Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that money damages would not be a sufficient remedy for any breach of this Agreement, and accordingly, the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) such court does not have subject matter jurisdiction, any other court of the State of Delaware or the United States District Court for the District of Delaware, in any Action arising out of or relating to this Agreement or the Transactions. Each of the parties hereto agrees that, subject to rights with respect to post-trial motions and rights of appeal or other avenues of review, a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any Action arising out of or relating to this Agreement in the Delaware Court of Chancery or any other state court of the State of Delaware or the United States District Court for the District of Delaware. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court.
     Section 9.11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.
     Section 9.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
[Signatures on Following Page]

     IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

SEMPRA ENERGY
By:	/s/ Edwin A. Guiles
	Name:	Edwin A. Guiles
	Title:	Executive Vice President – Corporate Development

EMS HOLDING CORP.
By:	/s/ George S. Liparidis
	Name:	George S. Liparidis
	Title:	President and Chief Executive Officer

ENERGYSOUTH, INC.
By:	/s/ Constantine S. Liollio
	Name:	Constantine S. Liollio
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]